

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010



05076134

December 29, 2005

Stuart S. Moskowitz
Senior Counsel
International Business Machines Corporation
New Orchard Road
Armonk, NY 10504

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 12/29/2005

Re: International Business Machines Corporation
Incoming letter dated December 5, 2005

Dear Mr. Moskowitz:

This is in response to your letter dated December 5, 2005 concerning the shareholder proposal submitted to IBM by Dean Ferrin. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



Sincerely,

Eric Finseth
Attorney-Adviser

PROCESSED
JAN 06 2006
THOMSON
FINANCIAL

Enclosures

cc: Dean Ferrin
43 Longwood Lane
Clayton, DE 19938



Office of the Vice President
Assistant General Counsel

New Orchard Road
Armonk, NY 10504

December 5, 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Subject: 2006 IBM Stockholder Proposal of Mr. Dean Ferrin
RULES 14a-8(b)(1), (b)(2) and (f) - FAILURE TO RESPOND

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am enclosing six copies of this letter, together with a stockholder proposal dated October 24, 2005 from Mr. Dean Ferrin (the "Proponent"), **which IBM received on October 28, 2005**, and an amendment thereto from the Proponent dated October 31, 2005, which IBM received on November 1, 2005 (collectively the "Proposal"). The Proposal, to elect Mr. Matthew W. Emmens as Chairman of the Board of Directors of IBM, is attached hereto as **Exhibit A**. Voluminous supplemental materials sent in with the Proposal supporting the Proponent's endorsement of Mr. Emmens, including a Harvard Business Case Study and two marketing plans the Proponent would have Mr. Emmens implement once elected as Chairman of the Board, are also enclosed.

IBM believes the Proposal may properly be omitted from the proxy materials for IBM's annual meeting of stockholders scheduled to be held on April 25, 2006 (the "2006 Annual Meeting") for the reasons set forth below. To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

THE PROPOSAL MAY BE OMITTED UNDER RULES 14a-8(b)(1), (b)(2) and (f) BECAUSE THE PROPONENT FAILED TO RESPOND WITH ANY INFORMATION REQUIRED UNDER SUCH RULES REGARDING HIS ELIGIBILITY TO SUBMIT A PROPOSAL, DESPITE THE TIMELY AND SPECIFIC REQUEST OF THE COMPANY FOR THE PROPONENT TO FURNISH SUCH REQUIRED INFORMATION.

Following IBM's receipt of the Proposal on October 28, 2005, the Company examined the submission, checked our stock records, and determined that the Proponent was **not** an IBM stockholder of record. Moreover, the Proponent provided IBM with limited information on his stock ownership, stating in his letter that "I have 10 shares of IBM held by Fidelity Investment." (See Exhibit A)

Since the Proponent was ***not*** a stockholder of record, and since the information set forth in the Proponent's letter was not sufficient to confirm the Proponent's ownership of IBM stock under the SEC's regulations, **on November 7, 2005**, Ms. Priscilla H. B. Hopkins, a cognizant manager in the Company's Office of the Corporate Secretary, sent the Proponent a detailed letter, courteously seeking from him proper proof of his IBM stock ownership. **(Exhibit B)**. IBM sent this letter in a timely manner -- (i.e., ten (10) days after IBM's receipt of the Proposal) -- via DHL Express (Tracking Number 14152378645) (**Exhibit C**). DHL delivered such letter to the Proponent on November 8, 2005 at 11:27 a.m. **(Exhibit D).**

IBM has received nothing back from the Proponent or anyone else. The 14 day period set forth in the Commission's regulations for the Proponent to respond with the proper information has long expired, and **no** response has ever been received to IBM's November 7, 2005 letter. As such, IBM intends to exclude the Proposal from our 2006 proxy materials since the Proponent has not established his eligibility to file the instant Proposal.

Analysis

In our November 7, 2005 letter, we acknowledged receipt of the Proposal. We courteously noted to the Proponent that we could ***not*** find him as a stockholder of record, and that he needed to provide information sufficient to substantiate proof of continuous beneficial ownership of IBM stock under the SEC's regulations. Specifically, we noted the Proponent's statement that he had "10 shares of IBM held by Fidelity Investment." Since this was not sufficient under the SEC's rules to establish his eligibility to file a stockholder proposal with IBM, we wrote, in the first paragraph:

> In your October 24 letter you hand wrote that you "have 10 shares of IBM held by Fidelity Investment." Since your submission involves a matter relating to IBM's 2006 proxy statement, and since your submission does not comply with the requirements set forth under applicable regulations, we are sending you this letter under the federal proxy rules to ensure that you understand and comply with all requirements in connection with your submission. **(See Exhibit B)**

We then went on, in the *second* paragraph to describe, in detail, what was required of the Proponent under the SEC's regulations to establish his eligibility to file the Proposal:

> First, please understand that in order to be eligible to submit a proposal for consideration at our 2006 Annual Meeting, Rule 14a-8 of Regulation 14A of the United States Securities and Exchange Commission ("SEC") requires that you must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting. Since I could not confirm your eligibility from your correspondence, I had our stockholder relations department check with Equiserve, our transfer agent, on any IBM stockholdings of record. Unfortunately, Equiserve was not able to confirm your ownership as a stockholder of record. I am therefore now requesting from you proof of your IBM stockholdings, as required under the SEC's rules and regulations, and as fully described for your reference in this letter. **(See Exhibit B)**

Thereafter, the Company then went on to outline, *in detail*, what the Proponent had to do to establish proper proof of IBM stock ownership under the SEC's regulations. In pertinent part, the Company wrote, in the third paragraph of our letter:

> If in fact you are an IBM stockholder of record under an account which we have somehow missed, we apologize for not locating you in our own records. If this is the case, I will need for you to advise IBM precisely how your IBM shares are listed on our records, and to provide the company with a written statement that you intend to continue to hold the requisite amount of IBM securities through the date of IBM's 2006 annual meeting. However, if you are not a registered stockholder, please understand that the company does not know that you are a stockholder, or how many shares you own. In this case, you must prove your eligibility to the company in one of two ways: The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. **(See Exhibit B)**

Finally, the Company called to the Proponent's attention the Commission's 14-day time limitation to reply to the Company with all of the required information, writing in the *final* paragraph:

> Please note that all of the required information set forth in this letter must be sent directly to me at the address set forth above within 14 calendar days of the date you receive this request. Thank you for your continuing interest in IBM and this matter. **(See Exhibit B)**

The 14 day deadline for sending a response to IBM has long passed, and the Proponent has not responded in any way to IBM's November 7, 2005 letter.

In short, the Proponent never responded nor provided any independent corroborative evidence that could properly prove that the Proponent owned the IBM stock needed to support the filing of a stockholder proposal under Rule 14a-8(b). Further, there is nothing in the Proponent's initial correspondence to IBM which can properly serve to satisfy the SEC regulations we timely pointed out to the Proponent in our November 7 responsive correspondence to him.

The staff has made it clear on numerous occasions that assertions by a putative beneficial owner as to his/her own stock ownership and/or the required holding period for such shares cannot serve to establish the requisite proof of beneficial ownership under Rule 14a-8. See International Business Machines Corporation (January 11, 2005); International Business Machines Corporation (December 29, 2003); International Business Machines Corporation (January 14, 2002) Oracle Corporation (June 22, 2001); AT&T Corp. (January 24, 2001) International Business Machines Corporation (December 16, 1998).

No corroborative proof of any IBM stock ownership, as requested by IBM, was ever supplied. The staff has regularly granted no-action relief to registrants in similar circumstances where proponents have failed, following a timely and proper request by a registrant, to respond and furnish the full and proper evidence of continuous beneficial ownership called for under the regulations in a timely fashion. Agere Systems, Inc. (November 16, 2005); The Home Depot, Inc. (August 8, 2005); The Clorox Company (June 20, 2005); International Business Machines Corporation (January 11, 2005); International Business Machines Corporation (January 7, 2004); International Business Machines Corporation (January 22, 2003); International Business Machines Corporation (January 8, 2002); Oracle Corporation (June 22, 2001); Bank of America

(February 12, 2001); Eastman Kodak Company (February 7, 2001); Bell Atlantic Corporation (July 21, 1999); Skaneateles Bancorp, Inc. (March 8, 1999). The same result should apply here.

Under the Commission's rules, the burden of establishing proof of continuous beneficial ownership under Rule 14a-8 is on the stockholder, and here, the instant Proponent failed to meet that burden. Under Rule 14a-8(f), the Company timely and courteously notified the Proponent that the Company required proper proof of continuous beneficial ownership of IBM stock, as required by Rule 14a-8(b), and we further advised specifically what would constitute such proper proof. The Company also advised the Proponent of the 14 day time period in the Commission's regulations for furnishing such information to the Company. After having received a timely, clear and specific request for all of the information required by the SEC's regulations, the Proponent failed to respond and provide any of the information called out by the Company which could prove that the Proponent continuously held the minimum amount of IBM shares for the requisite period. Because the Proponent failed to respond with any of the requested information required by Rule 14a-8(b) to prove his ownership of IBM stock, IBM now respectfully requests your advice that the Division will not recommend any enforcement action to the Commission if IBM omits the instant Proposal from our proxy materials being prepared for the 2006 Annual Meeting under Rules 14a-8(b) and (f).

We are sending the Proponent a copy of this submission, advising him of our intent to exclude the Proposal from the proxy materials for the 2006 Annual Meeting. The Proponent is respectfully requested to copy the undersigned on any response that he may choose to make to the Commission. If you have any questions relating to this submission, please do not hesitate to contact the undersigned at (914) 499-6148. Thank you very much for your attention and interest in this matter.

Very truly yours,



Stuart S. Moskowitz
Senior Counsel

copy, with all attachments, to:

Mr. Dean C. Ferrin
43 Longwood Lane
Clayton, DE 19938

Exhibit A

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2006 Proxy Statement pursuant to Rule 14a-8

10/24/2005

To whom it may concern:

Regarding the proxy vote of your IBM shares:

We represent a small but growing number of IBM shareholders who, like you, have a stake in seeing our IBM shares appreciate. We have recently encountered plans that if fully implemented would significantly boost the sales of IBM's product line and in the near term have a very beneficial effect upon its share price. That said the person we believe best able to execute the concept is Matthew Emmens. Mr. Emmens has had a distinguished career in the pharmaceutical industry and is presently Chairman of the Board of Directors at Shire Pharmaceuticals. It is our thought that Mr. Emmens should be elected to the Board of Directors of IBM as its Chairman. Mr. Palmisano would continue as CEO and report to Mr. Emmens.

Among his other duties as "Chairman of the Board" of IBM, Mr. Emmens would be responsible for merging and profitably executing the sales & marketing plans mentioned below, into his previously and hugely successful Astra/Merck strategy. Professor Frank V. Cespedes and associates of Harvard Business School did a case study of Mr. Emmens Astra/Merck plan (*Harvard Business School Document # 9-594-045 Rev. March 1, 1995* Astra/Merck Group). This study eloquently demonstrates the abilities of Mr. Emmens and his team. The results of their efforts speak for themselves however, by way of reference; one need only look at the share prices of the companies that Mr. Emmens, with his incredible executive skill and creativity, has helped achieve.

The two marketing plans we are seeking to merge are "The Executive Life Saving & Computer Clinic" concept drafted by Rick Williams and Colleagues of IBM and "The CIO Agenda" implemented by the Strategic Outsourcing (SO) Division of IBM. We believe the Williams proposal would act as a front end for the SO plan, further enhancing its effectiveness. Furthermore, because of his previous work at Astra/Merck and elsewhere, we firmly believe that Mr. Emmens is the right person to lead these "beyond-the-box" concepts to exceptional profitability.

We will gladly provide our research materials on this topic. We are asking that you form your own conclusions and if they agree with ours, we ask you to allow us, to vote your shares in proxy on this matter in the upcoming IBM shareholders meeting (scheduled in April 2005).



Dean C. Ferrin
43 Longwood Ln.
Clayton, DE 19938
302 653 6672
302 345 2741

I have 10 Shares of IBM. Held BY Fideitily Invesment.

We are seeking to elect Matthew W. Emmens to the board of directors of IBM as "Chairman of the Board" for the reasons outlined in this proposal.


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Jan 1993 Open: 21.938 High: 22.063 Low: 19.750 Close: 20.188 Change: -1.500
1993 the marketing strategy developed by Matthew W. Emmens is implemented.
See Harvard Business School document # 9-594-045 "Astra/Merck Group"
Written by Professor Frank V. Cespedes and Associates
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Dean C. Ferrin
43 Longwood Ln.
Clayton, DE 19938
302 653 6672
302 345 2741





Directors
Senior Management

Members of the Board of Directors



Matthew Emmens
Chief Executive Officer and Chairman of the Executive Committee

Matthew Emmens joined Shire Pharmaceuticals Group plc as chief executive and member of the board in March 2003.

Mr Emmens, 51, began his career in international pharmaceuticals in 1974 when he joined Merck & Co. He held a wide range of sales, marketing and training positions with Merck & Co before moving to help establish Astra Merck, the joint venture with Astra Pharmaceuticals. He later became its president and chief executive. Astra Merck Inc. became an independent, top 20 US pharmaceutical company with annualised sales in excess of $4 billion and 4000 employees.

In 1999 he joined Merck KGaA and established EMD Pharmaceuticals, the company's US prescription pharmaceutical business. He was most recently based in Darmstadt, Germany as president of Merck's global prescription pharmaceuticals business, which in the year 2002 achieved sales of US $2 billion.

Matthew graduated from Fairleigh Dickenson University in Rutherford, New Jersey, US, with a BS in Business Administration.

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10/31/2005

Typographical error correction on IBM Shareholder Proposal dated 10/24/05.

The date in parentheses in the last paragraph of the letter dated 10/24/05 should read: (scheduled in April 2006), please append accordingly.

Thank you,



Dean C. Ferrin
43 Longwood Ln.
Clayton, DE 19938
302 653 6672
302 345 2741

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Table of Contents

2

Astra/Merck Group

Speaking to the casewriters, Wayne Yetter, general manager of the Astra/Merck Group (A/M), commented:

> This undertaking is a greenfield approach to marketing in our industry: a unique opportunity to build a company based on the needs and requirements of the future, and without ingrained ways of doing things. We plan to revolutionize the pharmaceutical industry by being the best at linking patients and products.
>
> We also have short-term goals that are crucial: if we don't meet the level of sales called-for in the agreement that formed this joint venture, the "counter-revolution" will probably be swift. But our eyes are on shaping a company that will lead the industry in the twenty-first century.

Matthew Emmens, vice president of Marketing & Sales at A/M, added:

> Although many firms in this industry may not realize it, the future is now. The pharmaceuticals market has changed dramatically in the past decade and, even without the inevitability of government intervention or healthcare reform, is changing at an accelerating rate. Traditional methods are less effective as group buying makes obsolete the "pens, pads and pizza" of traditional detailing. Given these developments, our goal is to increase the potential **value** of our products by creating "pharmaceutical solutions" for customers. These solutions involve a combination of product, information, education and services. To accomplish this, we have had to build a unique process-driven organization without traditional walls.

In early 1993, executives at A/M were in the process of building their organization while evaluating interim results and the implications for future organizational changes.

Company and Industry Background

In 1982, AB Astra (Astra) and Merck and Co. signed an agreement covering clinical trials, registration and marketing in the U.S. of new products resulting from Astra's research. During the initial years of the agreement, Astra received royalties on the sales of these drugs. This program of

Professor Frank V. Cespedes and Research Associate Marie Bell prepared this case as the basis for class discussion rather than to illustrate either effective or ineffective handling of an administrative situation. Certain data, while useful for discussion purposes, have been disguised.

cooperation would pass into a new phase, however, if Merck's total sales of Astra products reached a "trigger" level of approximately $500 million over a 12-month period by December 31, 1993. If this sales volume were attained, Merck would be required to form a separate entity for its operation related to Astra products. In turn, Astra could buy a 50% interest in the new entity. Assuming Astra acquired this interest, Astra would no longer receive royalty payments and both firms would receive equal portions of the profit generated from the new entity. The joint venture would have an option on the majority of future pharmaceuticals resulting from Astra's research. In addition, the new entity would be allowed to solicit compounds from Merck and other institutions. Finally, the new company would report to a board of directors that had equal representation from both parent companies.

In the spring of 1993, Merck was marketing heart drugs (PLENDIL® and TONOCARD® and a gastrointestinal drug (PRILOSEC®) developed by Astra. TONOCARD was introduced in the United States in 1984, PRILOSEC in 1989, and PLENDIL in 1991. Until 1992, these products were sold only by Merck sales forces. In 1992, however, Merck decided to create a new entity, the A/M Group, to support Astra products even though the trigger level of sales had not yet been attained. Hence, in 1993, A/M's 490-person field organization was also selling the Astra products.

Merck & Co. had 1992 sales of $9.6 billion (**Exhibit 1**). Hailed as "America's most admired company" for a record seventh time in *Fortune* magazine, Merck had in the United States in 1992, 2,200 salespeople, 300 sales managers, and national account executives who sold pharmaceuticals (including cardiovascular and gastrointestinal drugs) to hospitals, clinics, physicians, and other groups. In 1993, Merck's sales organization was a repeat winner of *Sales & Marketing Management* magazine's "Best Sales Force in the Industry" award, scoring highest in six of the survey's eight categories, including "Recruiting Top Salespeople," "Quality of Training," "Opening New Accounts," "Holding Accounts," and "Reputation Among Customers."

AB Astra was headquartered in Sweden but more than 85% of its sales were from subsidiaries in 25 countries and through agents and licensees in another 100 countries. North America accounted for 13% of Astra's sales and, in the United States, Astra operated a sales force that sold anesthetics to hospitals and a 150-person sales force (established in 1991) that sold cardiovascular and asthma products to office-based physicians. Neither Astra sales unit in the United States sold the products carried by A/M. Between 1982 and 1991, Astra's sales increased 356%, its earnings before taxes increased from 785 SEKm to 3,410 SEKm (334%), and its debt/equity ratio decreased from 85% to 34%. This performance had made Astra by 1992 the 28th largest pharmaceutical company in the world, based on sales (Merck was #1). According to an industry observer, "Astra now has the financial resources to build its own American operations, if it chooses to."

Products and Marketing Strategy

The products currently sold by A/M address two therapeutic areas: gastrointestinal (GI) and cardiovascular (CV) diseases.

GI included ulcers and inflammation of the esophagus. About 10–15% of the world's population have peptic ulcer—and a larger proportion have esophagitis—at some point in their lives. Research at Astra during the early 1980s resulted in a new therapy: inhibition of the enzyme acting as the "acid pump" in the body. PRILOSEC was the first drug on the market incorporating this therapy and, by 1993, had received regulatory approval in 60 countries and been prescribed for more than 25 million treatments. In the United States and Japan, about half the world's market for GI products, GI prescriptions had grown about 15% annually since the introduction of acid inhibitors. In the United States, PRILOSEC competed with drugs such as ZANTAC (owned by Glaxo and co-promoted in the United States by more than 3,000 Glaxo and Roche salespeople) and TAGAMET (see **Exhibit 2**). PRILOSEC had patent protection until the year 2000.

CV diseases included high blood pressure and angina pectoris (the heart does not receive enough oxygen), and is the most common cause of death and disability in industrialized countries. CV drugs, which included older agents called beta-blockers and newer agents known as calcium antagonists, formed the largest single product segment for pharmaceuticals, growing at about 10% annually over the previous decade. PLENDIL, a calcium antagonist for the treatment of hypertension, was taken once a day and (unlike most other calcium antagonists) did not have any adverse side effects on the heart. In the United States, PLENDIL competed with a wide variety of CV drugs including PROCARDIA (sold by Pfizer) and CARDIZEM CD (sold by Marion Merrell Dow), and had patent protection until the year 2000. TONOCARD, an older drug developed by Astra, was used to treat certain ventricular arrhythmias (heart palpitations).

Commenting on A/M's product line, Wayne Yetter noted: "Astra has until 1995 to decide whether to take an equity position in A/M and, until then, it won't divulge what products in its pipeline might be suitable for A/M. Not knowing which drugs are in the pipeline, we must train our people for those we have today. But since A/M is a development and marketing entity, without a basic R&D function, we must also build an organization that, longer term, can sell products from a variety of sources in a number of therapeutic areas."

Yetter had started as a product manager with Merck in 1977 and, by the late 1980s, was vice president of Merck's Far East/Pacific operations. When he became general manager of A/M, he recruited Matthew Emmens, who had started as a sales representative with Merck and, by 1990, was a senior sales executive for one of Merck's U.S. field organizations. With others in the newly formed A/M Group, Yetter and Emmens developed a "Vision 2000" statement of A/M's basic philosophy and approach (see **Exhibit 3**). Emmens noted that a key part of A/M's approach was the ability to gather, focus, and disseminate relevant information to customers:

> Pharmaceutical companies ultimately provide two things: drugs and information. Customers always need information to treat patients: some need more medical information; others may need economic or administrative information. Information is what adds value to the products.
>
> But the traditional pharmaceutical firm has positioned itself to provide information that is narrowly focused on its products and in such a way that this information is perceived as a biased "pitch" by the customer. Samples and product literature become the focus of the interaction, not the treatment issues or broader objectives of the customer. Meanwhile, the proliferation of sales reps in this industry over the past decade has increased the noise level to the point where physicians, so accustomed to hearing the role-played sales pitch from reps, in turn role-play their responses even when no change in decision making is taking place.
>
> A/M has been conceived and developed as an information company in a different sense. This involves technology, training, specialization, and improved support capabilities intended to make customers more accessible and willing to look at initiatives that go beyond price and product. We really see this as a once-in-a-lifetime opportunity to build a better way of doing things and raise the standard for marketing throughout the industry.

Market Developments

There are three types of pharmaceuticals. Ethical pharmaceuticals, available by prescription only, were usually patent protected. Generic drugs were low-priced, off-patent products, developed by firms with limited research and development functions and lower marketing costs than ethical pharmaceutical firms. Over-the-counter (OTC) drugs were non-prescription medicines sold direct to end-users. All three types of products might be present in a therapeutic area. As well as patented products in the GI area, for example, OTC drug Pepto Bismol and generic drugs were also available.

Ethical pharmaceuticals accounted for 80% of industry sales and profits. In 1992, manufacturers of ethical pharmaceuticals allocated about 15% of sales to R&D, 10-15% for manufacturing expenses, 20–30% on sales and marketing, and 10–15% on administrative and distribution functions, with profit margins of 25–35%. Clinical trials accounted for about two-thirds of R&D costs. Compensation for salespeople ranged from $40,000 to $60,000 annually and, including promotional and travel expenses, involved fully burdened costs of $100,000 to $200,000 per rep. Sales managers (who supervised 5 to 50 reps) typically earned more than $60,000.

In 1991 U.S. drug companies spent about $6 billion promoting their products: $3.5 billion on "detailing" (the costs of salespeople and the materials they use to inform healthcare professionals about pharmaceuticals); $2 billion on sampling and various educational activities; $450 million on advertising in medical journals; and $50 million on direct mail. One industry observer noted that heavy marketing costs were often associated with new products: "Product life cycles are shortening, forcing companies to introduce products aggressively. You get one shot at a product launch and must make the most of it. Ironically, some firms posting weak quarterly earnings are those with the most productive new product flow."

In the United States, industry sales by customer segment/channel were:

	1986	1992
Nonmanaged/private-office physicians:	60%	43%
Preferred Provider Organizations (PPO):	5	15
Hospitals:	20	11
Mail Order:	2	10
Medicaid:	6	9
Health Maintenance Organizations (HMO):	2	7
Federal Government:	3	3
Nursing Homes:	2	2

The 550,000 *office-based physicians* in the United States were the primary target for pharmaceutical firms. In 1990, about 70% of U.S. physicians were self-employed, while more than 20% were affiliated with at least one HMO or PPO. More than 35% of their revenues came from patients covered by government-funded Medicare (which did not include drugs in its coverage) and Medicaid (which does cover prescription drugs). Reps called on doctors every 4–6 weeks to leave samples and build a relationship based on product information, promotions, and personal contact. One industry observer described a traditional call on a private-office physician:

> On the first call, the rep often sees the doctor between patients and receives about 2 minutes of time. It takes 30 seconds to say hello and identify yourself, your company, and the product being promoted. The rep then gives a brief overview of the product and leaves samples and product literature. If time permits, the rep moves on to other products. Subsequent calls will involve more product literature, office supplies, food, and other gifts; hosting "educational" seminars at fancy spots is still a popular sales tool. Over time, sheer persistence and call coverage—and the fact that historically price was not the primary concern—developed a dialogue with the doctor. And once doctors prescribed a drug, they usually remained brand loyal.
>
> By contrast, calls on HMOs or PPOs are strictly by appointment with the director of Purchasing or a Formulary Committee of MDs and administrators. Detailed product information, about the therapeutic area and alternative

> medications, is necessary. Physician input is important but, given basic levels of safety and efficacy, the group's system economics often drive buying decisions.

Health Maintenance Organizations and *Preferred Provider Organizations* were forms of "managed care" that provided health care to enrolled members for a fixed payment. HMOs had enrolled about 15% of the U.S. population by 1990 and PPOs about 20%. Most HMOs offered a prescription drug plan to members and managed pharmaceutical costs by therapeutic substitution (use of another drug with nearly identical chemical formulation), preferred product programs, treatment protocols, and formularies (lists of approved drugs available to HMO physicians). In recent years, some HMOs had banned detailing of HMO physicians by pharmaceutical sales reps, and some had instituted "counter-selling" programs to persuade member physicians to prescribe formulary-listed drugs. A PPO was a contractual arrangement between a group of healthcare providers and an insurance company to provide care at a negotiated price. Medical providers agreed to fees of 5–30% off customary charges in exchange for greater volume. About 50% of PPOs also offered prescription plans (for formulary-approved drugs) in 1992.

Mail-order firms provided an alternative to purchase and order-fulfillment at local pharmacies, and were utilized by many corporate, government, and retirement-association health plans. Mail order firms purchased directly from the manufacturer (via the maximum quantity discount available) and dispensed a 90-day supply of medication instead of the typical 30-day supply, reducing transaction and usage costs. Hence, mail-order was best suited for medication used to treat chronic conditions which required frequent refilling of prescriptions (e.g., heart disease and ulcers). Mail order sales of pharmaceuticals, less than $100 million in 1981, were more than $2 billion by 1991. Most mail-order firms also had approved formularies, and some had "pharmacy benefits management" programs in which the firm's pharmacists contacted prescribing physicians to discuss less costly generic drugs or other alternative products in the therapeutic category.

"In reviewing market trends," noted Mr. Yetter, "we see three key areas of change that will alter the way pharmaceutical firms compete in the future."

Managed Care institutions limited a patient's choice of doctors and hospitals, and eschewed traditional fee-for-service physician compensation in favor of cost controls aimed at diagnosing and treating ailments with fewer tests and visits. By 1993, 56% of Americans in group health plans were enrolled in managed care networks, up from 29% in 1988. Forecasts indicated that, by 1995, 20% of prescription sales in the United States would be from pharmacies in managed care facilities and another 35% via contracts between retail pharmacies and managed care institutions. Kaiser Permanente, one of the largest managed-care groups, handled drug buying in the following manner:

> In many Kaiser facilities, drug salespeople can't see Kaiser physicians during patient hours but must offer presentations at, say, lunchtime. Free samples go to the Kaiser pharmacy, not to doctors. Detailers may pitch only drugs already on the Kaiser formulary and must sometimes share the podium with a house pharmacist who boosts competing products.[1]

Government regulations affected pharmaceuticals in various ways. The so-called "Dingell Bill" significantly restricted the numbers and types of samples that could be given to physicians. Other regulations effectively limited many physician-directed incentives to less than $100 in value, while proposed regulations would restrict pharmaceutical promotional literature so that it more closely resembled product labeling. In addition, President Clinton had made health care a key issue in his campaign and had appointed a task force to draft legislation. The task force had singled out drugs for attention and, in particular, recent price increases:

---

[1] "Drugmakers Get A Taste of Their Own Medicine," Business Week (April 26, 1993), p. 105.

	1990	1991	1992
Producer price index increase	5.70%	-0.10%	-0.10%
Prescription drug price increase	10.60	10.10	5.90

Source: U.S. Bureau of Labor Statistics and Prescription Pricing Report

In response, 10 pharmaceutical firms (including Merck) had offered to hold annual price increases to the rate of inflation. In 1993, moreover, this task force was reviewing various options, including price controls, the addition of drugs to Medicare benefits, and mandatory health-care plans that would extend Medicaid-type coverage to previously uninsured people.

Research and Development costs in the industry had increased. A 17-year patent was granted to a firm when a compound was isolated and, typically, for every 10,000 compounds patented, clinical trials would be conducted on 100, and only one would actually gain approval. The costs associated with developing and bringing a drug to market, about $54 million in 1976, were an estimated $231 million by 1991. At the same time, the effective patent life had been declining in the United States, from about 16 years in 1960 to an average of less than 10 years by the 1990s. Of the 30 best-selling drugs in the United States in 1992, 14 would be off-patent by the end of 1996, leaving billions in annual sales vulnerable to lower-priced generic competition.

Emmens commented:

> These developments mean that the "customer" is shifting from the individual private-practice physician to large managed-care companies that, under pressure from the government, insurers and competitors, demand lower prices. Physicians will continue to be important, but their access to products will often be controlled by a strictly enforced formulary. This sets up a push-pull marketing environment: contractual agreements are needed to provide and maintain access to products that individual physicians then decide how and when to use.
>
> It also requires a redefinition of the sales function. Managed care committees are less persuaded by studies that demonstrate a product's scientific merit but ignore cost-effectiveness. Physicians themselves are becoming less affected by traditional promotional methods and are limiting their exposure to reps. Moreover, in the context of higher R&D costs and more price competition, many firms will be looking for new selling and promotional methods that are more efficient and effective than traditional methods.

Organization and Marketing Programs

Exhibit 4 indicates A/M's organization in early 1993. "A/M is a development and marketing entity, not a research company," noted Yetter, "and we must capitalize on this difference. We've tried to organize from the customer inward and with multi-disciplined teams as the basic building blocks."

Development and Licensing

Development referred to the process of turning a chemical compound into an approved drug. Phase I was the preclinical phase where, via animal testing, a compound was demonstrated to work against a particular disease. Phase II involved studies of test patients. Phase III entailed large-scale studies which verified efficacy and dosage levels as well as any side-effects of the drug. Dr. Irwin Scher, vice president of Drug Development and Medical Affairs, noted:

> On the surface, regulatory requirements seem straightforward and, for a fee, contract houses will manage this for pharmaceutical firms. But the application of science to regulatory requirements is complex. The questions asked by regulators tend to change during the process of clinical trials, and experience in a therapeutic area helps to anticipate and shape the appropriate studies.
>
> At A/M, we expect development opportunities to come from smaller firms who lack the experience or resources to manage this process, and from non-U.S. firms who are attracted to the big U.S. market but also wary of the lengthy, expensive drug-approval process here. In this way, we expect to be a "compound magnet": a firm that takes products from multiple sources through development to marketing. Our advantage should reside in our therapeutic specializations and in the field's ability to get the attention of researchers and physicians in our chosen therapeutic areas.

Cheryl Rothwell, director of Licensing and Business Development, added:

> We have two basic licensing markets: pharmaceutical and biotech companies. Traditionally, pharmaceutical firms look for product trades, royalties, or co-promotion opportunities. Biotech firms often lack the experience and resources for clinical trials and large-scale marketing. Without R&D, we have no compounds to trade but prospective licensors won't be competing with in-house compounds going through the development process. In addition, we will have therapeutic specialties and a field force that should be more efficient and effective in business development.
>
> Another advantage should be our responsiveness to potential licensors. Industrywide, the process takes 47–54 weeks from the initial phone calls between two firms to the actual contract negotiation. With clear objectives on a select number of therapeutic areas, we should be able to shrink this time to 6 months.
>
> In the year 2000, the products currently licensed from Astra go off patent, and generic competition usually means a 40–60% decline in revenue for off-patent drugs. Based on my experience in the industry, I estimate that you can expect one development success for every 50 compounds that you license. Also, even if Astra does invest in A/M and we have access to their R&D, Astra works in a number of therapeutic areas besides GI and CV, and we will have little control over their research directions. My job is to ensure that we have appropriate products to sell.

Rothwell had created two positions within Licensing. "Licensing segment champions" were based in the field and responsible for identifying opportunities within a therapeutic segment. "Solutions integrators" at headquarters were responsible for analyzing the business case for a potential compound. This involved integrating the pertinent legal, regulatory, patent, and market forecasting issues that affected drug development and marketing. "We haven't started promoting our open-to-buy yet," noted Rothwell, "but I already receive about two calls per month from prospective licensors. However, there's a limit to the number of therapeutic areas that we can cover effectively, and we're still in the process of defining what those areas should be."

David Brennan, executive director of Marketing and Sales Planning, was a liaison with Licensing and Development groups. For this purpose, A/M had established Pharmaceutical Solutions Management (PSM) teams in its current therapeutic areas (GI and CV). PSM teams comprised representatives from development, licensing, marketing, sales, product sourcing, business research, distribution and information services. "The goal," noted Brennan, "is to develop a better cross-functional understanding of the business opportunity inherent in a product, the information and distribution requirements involved in serving different customers, and the ongoing concerns of users and physicians in a therapeutic area. This combination of development and marketing perspectives is unique in the industry, and is intended to develop our expertise, credibility, and (over time) product and service line in each area."

Information, Education & Services and Business Research

Information, Education & Services (IES) provided field units with information and support necessary to deliver pharmaceutical solutions to customers. This involved various patient and physician services sponsored by A/M and delivered at physicians' offices, hospitals, or HMOs (see **Exhibit 5** for examples) as well as more traditional promotional activities. Dorene Kronke, executive director of IES, noted that "we are building a repertoire of services here at headquarters, while decentralizing the design and use of services to field units":

> In most pharmaceutical firms, the field must execute a very strictly defined detailing plan and doesn't have the autonomy to allocate its budget differently much less design and execute local programs. Here, we devote significant resources to developing IES opportunities that the field "purchases" in accord with its own analysis of specific customer needs and opportunities.
>
> About half of current IES services are traditional industry promotions. But the other half are innovative ideas such as patient education videos, training sessions for clinical staff, seminars for physicians on financial management and reimbursement procedures, and vouchers for purchasing medical textbooks in our therapeutic specialties. At corporate we supply the expertise and contacts with third parties needed to develop a program, and then disseminate successful programs throughout the field organization.
>
> Another IES responsibility is the information infrastructure upon which solutions-selling depends. For example, we provide field offices with desktop-publishing abilities and on-line access to the National Library of Medicine, a source of journal articles and other information. Most pharmaceutical firms won't spend money on such services, because marketing dollars are held by product managers who allocate budgets to product-specific promotions. IES is also a conduit for access to other parts of A/M that the rep may need in answer to a physician or administrator's question. The goal is to position our field reps as therapeutic specialists providing value beyond the cost-effective drugs they sell.

Each field unit at A/M had developed its own criteria for evaluating IES opportunities. One field manager noted that "our selling approach requires that we stay one step ahead in value-added service provision." An A/M salesperson commented: "Many firms give physicians or clinics research grants as a promotional device. But organizing a patient education evening with the physician or administrator can be more effective. Once the check is written, doctors forget who donated how much. But they remember which representative worked with them in educating patients about an illness or therapy. It reflects well on both the physician and Astra/Merck."

Business Research, headed by Diana Scott, handled market and customer research. Scott noted, "With pharmacies now tied to information systems, we can get detailed information about who prescribes how much of a product, our share in a category, trends in each territory, and who uses each product. We've invested in technology that makes this data easily accessible in the field." Scott also noted that this information played another role:

> We're identifying new segmentation criteria that better capture customer needs and values in a changing environment. All customers want "effective" therapy, but the treatment context and outcomes vary. For example, organizations like the

AARP (American Association of Retired Persons) are bigger forces in medical care and they value a drug's contribution to longevity; insurers and managed care organizations typically value a patient's return to the work force. HMOs are a diverse group; some focus predominantly on medical and others on economic criteria in sourcing drugs. Identifying and responding to these differences is fundamental to our marketing strategy. Providing pharmaceutical solutions in large part means providing customer-specific information in an environment where cost containment forces different customers to focus on outcomes, not consumption, in different ways.

Exhibit 6 indicates preliminary segment descriptions based on initial research.

Planning and Distribution

Kenneth Murtha, director of Product Sourcing & Distribution, commented: "Sourcing and distribution are intimately linked in a company without a manufacturing operation, while distribution is a key sales support function in a company with customer-focused field units." In early 1993, A/M planned to work with one distributor (with multiple stocking locations) that provided products to 80 drug wholesalers who distributed products to hospitals, pharmacies, and other customer locations. Murtha noted that "Merck, for example, has about 55,000 direct accounts in its U.S. distribution channel. Industrywide, physical distribution accounts for 2–3% of manufacturers' sales. With a leaner channel and on-line links, we can shrink inventory and distribution costs to less than 1% of sales. I consider A/M to be analogous to Nike or other firms that, in effect, outsource manufacturing and distribution. We can be cash-flow driven because we're not asset intensive."

For field sales units, Materials Control distributed samples, product literature, and promotional items. Murtha explained that "efficiencies in this area are complicated by our decentralized field structure. Reps in each territory are developing customized ideas, and my organization provides the infrastructure for execution." Murtha also noted that the therapeutic areas handled by A/M was a key input to sourcing and distribution decisions: "Merck covers 27 therapeutic areas; A/M currently covers two. That explains a lot of the difference in channel structure. Depending upon how we expand across therapeutic areas or customer services, new channels may be necessary."

Robert Holmes, director of Strategic Planning, explained: "At A/M, like any pharmaceutical company, we generate revenue by the sale of pills. But unlike other companies, we believe that a customer focus, rather than a product focus, will lead to higher sales. Our approach assumes that value-added services will create a relationship that ultimately translates into better access to decision makers (a scarce resource in our industry) and better sales." Holmes also noted that "in an increasingly managed-care environment, we need to get on the formulary and affect purchase criteria:"

> Assume there are two drugs that effectively treat a disease state. Drug X requires 1 tablet/day for 4 weeks at $1.50/tablet, which equals $42.00. Drug Y requires 2 tablets/day for 8 weeks at $.90/tablet, which equals $108.00. Drug X is more expensive on a cost/tablet basis, but more cost effective from an outcomes perspective. That, in fact, is the case with PRILOSEC. It requires us to transform purchase criteria from a cost-per-tablet to a cost-per-outcome decision. PLENDIL, by contrast, has a lower cost-per-tablet than most of its competitors.
>
> Longer term, we have three ways to grow. One is by therapeutic category; we're currently in CV and GI, but respiratory drugs are an Astra strength. A second route is by product source; we currently sell Astra products, but after the trigger is met, other firms are potential product sources. A third route is by selling pharmaceutical solutions; we must identify segments that value our product-service

bundles. Our goal is to maximize potential across all three dimensions without diluting our expertise and core competencies.

Field Sales

In 1991, A/M established three pilot "business units" (i.e., field sales districts). During 1992, this was expanded to 31 business units located throughout the United States. Each business unit was considered a customer support team and had the following personnel:

A *field director* was responsible for attaining sales objectives, directing the activities of business-unit personnel in the assigned geography, and developing business relationships with key customers. A *business manager* focused on large customers such as managed care or hospital buying groups in the geography, coordinated any national contracts with these customers, and handled other administrative issues. A *customer support manager* worked with IES on designing and sourcing needed information and support services. One or two *medical information scientists* (often MDs or PhDs in a therapeutic area) provided services to influential medical professionals and served as medical/scientific trainers for field customer support teams as well as on corporate PSM teams. One or two *administrative assistants* provided office support. About 10 pharmaceutical specialists in each unit were the core field force, aligned by customer type (private practice, HMO, hospital, government) and responsible for attaining product sales objectives.

On average, each business unit had a total of 16 personnel. About 60% of business-unit personnel were from Merck, while the remainder were new hires, many from outside the pharmaceutical industry. Emmens commented:

> Two principles guide us. One is that specialists should not be isolated from other members of the field but contribute, through consulting and training, to the team effort and report to the same manager. The other is that how decisions get made—including micromarketing and resource allocation—is key to customer satisfaction and facilitated by a flatter organizational structure. Unlike traditional pharmaceutical firms, we have no "region" and "area" managers concerned with implementing a standard detail and apportioning specialist resources from corporate. Instead, we've organized the company around teams of specialists, not the other way around. Each is a business unit, measured on contribution (not the number of pills sold, as in most firms), reporting directly to headquarters, and with the authority to allocate its budget and make decisions for its customers.
>
> In the customer's eyes, the business unit is Astra/Merck—a locally operated business with technological and other links to our supply, distribution, and service capabilities. Conversely, localized budgeting, responsibility for the bottom line, and teams empowered to make and implement decisions should speed responsiveness and reduce management levels. Company infrastructure can be smaller and more focused on customers rather than internal auditing of activities.

Salaries and benefits of A/M field personnel were comparable to industry norms, but incentive compensation (about 25% of a new Pharmaceutical Specialist's total remuneration) was allocated differently: about one-third was based on A/M's attainment of national goals, one-third on business-unit attainment of goals, and one-third on individual performance in the assigned territory. Moreover, most pharmaceutical firms established daily call quotas for salespeople and required a set number of annual presentations about certain products to assigned accounts. A/M had no call or presentation quotas for field personnel. "These measures are in keeping with the team orientation," noted Emmens. "The new environment requires a group of specialists working together to provide a package of information and services that may not be directly related to short-term product promotion."

Anthony Zecca, an executive director of Field Sales, noted: "Empowerment isn't anarchy: there are still sales goals that must be met. But how those goals are achieved has been decentralized in order to optimize flexibility and commitment." A field director added:

> I work with business unit teams to develop action plans, and spend about half my time [c. 125 days/year] in the field. When hiring people, I look for people with a science background: technical knowledge is helpful when you're building on therapeutic specialties. But an MBA is also helpful because, especially at managed care accounts, more of the purchase decision is handled by people with business (rather than medical) backgrounds. Relative to the traditional pharmaceuticals salesperson, our people must be more creative in analyzing and communicating cost-in-use (versus cost-per-pill) and then utilizing our array of services.

A pharmaceutical specialist, who had spent years in Sales with another firm before joining A/M, commented:

The traditional "detail" is product focused and rigid, because it's aimed at maximizing call frequency by getting through the litany of "indication, feature, price" as quickly as possible. Here, the sales approach requires multiple calls aimed at selling, not just specific products, but the vendor's capabilities in areas such as information services, ongoing knowledge of the therapeutic area, order fulfillment, and customer practice development. Traditional detailing means spending significant money on promotions and entertainment; here, we spend less on those categories and more on services.

Current Issues

Speaking in early 1993, one executive commented: "Re-engineering is the current buzzword. But A/M goes beyond re-engineering because we're not revising an existing structure. We have a clean slate, and so more degrees of freedom. But we're also not a 'complete' company, and so must excel in our core components. In turn, excellence requires ongoing evaluations of the many initiatives being developed and, precisely because we're new and different, determining the basis for evaluations raises a number of issues."

One issue was how to measure the productivity of A/M's pharmaceutical solutions approach. **Exhibit 7** provides data about the number of people in the largest U.S. pharmaceuticals sales organizations. One executive noted, "Traditional measures of sales productivity in the industry are dollar market share in the relevant product category; share of total prescriptions in the category, and, on an annual basis, the number of new prescriptions. These remain important, and certainly our corporate parents evaluate selling efforts by these criteria. But our marketing strategy is aimed at longer-term *quality* sales; we should look at our sales by prescriber type and customer segment. There's a hierarchy of influence in the medical market, and we aim to tap the influential but increasingly unaccessible parts of that hierarchy." Another executive commented: "It clearly costs more to establish a new sales and marketing organization rather than clone an existing model—perhaps two times as much. But we expect higher set-up costs to be offset by a smaller sales force and lower operating costs than industry norms."

Another issue concerned pricing policy. One executive noted, "An interesting issue is whether, and how, we price the value-added services that we provide to customers. Our approach seeks to change the pricing paradigm to a cost-per-solution from a price-per-pill basis. In a sense, this is similar to what Xerox did in the 1960s when it moved from price-per-copy to selling a machine bundled with service support. But customers are under significant cost containment pressures, and many competing products will soon be off-patent. Some feel that, given a choice between price or service, many customers will opt for a lower product acquisition price, and our pricing structure should reflect these choices."

A third issue concerned field management systems. A/M executives believed that the flatter sales organization and team approach improved communication and responsiveness. But the structure also eliminated the hierarchy that constituted the traditional career path for successful field personnel. One field executive noted: "We currently have a motivated group focused on building the pharmaceutical firm of the future. But about 35% of our Pharmaceutical Specialists are less than 30 years old, and more than 65% are less than 40. Career path is an issue in a flat organization that stresses specialties and relationships." A related issue concerned the bonus structure. One executive noted that the stress on national and business unit objectives was intended to promote teamwork, and "we've seen that happen. Last year, for example, some business units loaned staff to other units that were not staffed sufficiently to meet market needs. That would never happen in most pharmaceutical firms, where each district (and each rep in each district) is ranked and bonuses paid accordingly. But the necessity to meet trigger provides a focused goal that helps teamwork, and thus far we've met our goals. In the future, with more generic drugs in our categories, national and business-unit goals may actually prevent people from attaining their bonuses even if they achieve their individual goals. The compensation system may then be perceived differently by people in the field."

Another issue concerned the longer-term implications of being a "compound magnet" on sales and marketing systems. One executive noted that "the CV and GI areas are increasingly crowded. In 1980, for example, there were 187 CV drugs on the market; by 1990, there were 373, and many big ones will be off-patent in a few years. To maximize our value to our owners, we must expand into other therapeutic classes." However, others believed that A/M should concentrate on its strengths in the CV and GI areas. One executive commented: "Our approach depends upon specialization. Our edge is in providing information pertinent to a therapeutic solution. If we license drugs across a variety of therapeutic areas, we may dilute that expertise and run the risk of looking like other pharmaceutical firms. Their reps have a little information about each of many products but no in-depth knowledge about any one therapeutic category." Another commented: "Specialization may sound narrow, but it need not be. Both GI and CV are big categories that are likely to get bigger as the U.S. population grows older."

All of these issues, moreover, had to be considered in the context of making the level of sales required to "trigger" the original joint venture agreement. At the end of 1992, achievement of "trigger" sales was still uncertain. A/M's 1993 sales would need to be 50% higher than 1992 sales in order to reach the sales trigger by the end of 1993.

Exhibit 1 Financial Information About A/M Parent Companies

Merck & Co., Inc. and Subsidiaries ($ in millions except per share amounts)

	1992	1991	1990
Sales	$9,662.5	$8,602.7	$7,671.5
Income before taxes	3,563.6	3,166.7	2,698.8
Taxes	1,117.0	1,045.0	917.6
Net income	2,446.6	2,121.7	1,781.2
Earnings per share	2.12	1.83	1.52
R&D expenses	1,111.6	1,041.5	670.8
Net income as % of assets	24.1%	24.2%	24.1%

Percentage of Sales by Therapeutic Area (1991):

Cardiovasculars	48%	Opthalmologicals	5%
Antibiotics	11	Vaccines	5
Anti-Ulcerants	10	Other human health	5
Analgesics	6	Animal health/crop protection	10

AB Astra, Inc. and Subsidiaries (SEK in millions except per share amounts)

	1992	1991	1990
Sales	15,568	12,501	9,420
Licensing income	704	573	412
Pretax earnings	5,120	3,410	2,507
Earnings per share, SEK	28.80	18.00	11.90
Return on equity	42.1%	33.9%	27.4%
R&D expenditures	2,488	1,967	1,573
Capital expenditures	1,967	2,117	1,054

Percentage of Sales by Therapeutic Area (1991):

Gastrointestinal	26%	Anti-infective agents	6%
Respiratory	23	Medical care products	2
Cardiovascular	20	Other products	8
Local anesthetics	15		

Exhibit 2 Product and Market Data (Sales ($) and Prescription (Rx) Data in millions)

	1991	1992
PRILOSEC	$205.4	$301.0
PLENDIL	15.5	23.9
TONOCARD	15.0	12.5

U.S. Market Data (1992)

	PRILOSEC	
Total Market	$: 3,500	Rx: 58
ZANTAC	1,630	25
TAGAMET	584	11
PEPCID	342	6
PRILOSEC	301	4
AXID	242	4
	PLENDIL	
Total Market	$: 2,700	Rx: 70.5
PROCARDIA XL	880.9	21.0
CALAN SR & Isop	542.0	15.5
CARDIZEM SR	262.8	6.0
CARDIZEM CD	202.8	4.6
PLENDIL	23.9	0.6

Estimated Worldwide Sales of Pharmaceuticals by Therapeutic Area

Therapeutic Area	1990 Sales ($bn)	Growth Over Previous Year
Cardiovascular	$22.3	+16.3%
Gastrointestinal	21.2	+13.3
Antibacterials	15.8	+13.9
Central nervous system	14.1	+13.6
Respiratory system	10.5	+17.8
Musculo-skeletal	8.6	+15.3
Genito-urinary/hormone	7.3	+14.2
Dermatological	5.9	+12.4
Anti-cancer	3.5	+21.2
Others	18.9	+18.8
Total	**$128.1**	**+15.4%**

Top-Selling Pharmaceuticals in the United States

Product (Manufacturer)		Ailment Treated	1992 U.S. Sales ($ millions)	Year Patent Expires
ZANTAC	(Glaxo)	Ulcers	$1,734.6	1995
PROCARDIA	(Pfizer)	Hypertension angina	1,000.0	2003
MEVACOR	(Merck)	High cholesterol	1,040.0	1999
CARDIZEM	(Marion Dow)	Hypertension angina	922.0	1994
PROZAC	(Eli Lilly)	Depression	835.0	2001
VASOTEC	(Merck)	Hypertension	835.0	2000
TAGAMET	(Smith Kline Beecham)	Ulcers	647.5	1994

Exhibit 3 Astra/Merck "Vision 2000"

OUR MISSION

What business are we in?

To develop and provide pharmaceutical products and innovative services that are highly valued by our customers and consistently exceed their expectations.

OUR STRATEGIC INTENT

What competitive endpoint do we seek?

To *revolutionize the pharmaceutical industry* by being the best at *linking patients and products through unique, responsive, customer-shaped pharmaceutical solutions.*

OUR VALUE PROPOSITIONS

How will we add value to those with whom we do business?

- For our *customers,* we will *create customized health care solutions that help them deliver optimal patient care.*
- For our *licensers,* we will *provide customized solutions* in addition to *unique "quids," rapid development, and innovative marketing and sales.*
- For our *owners,* we will *contribute to their overall financial objectives,* while *increasing their share of the U.S. market* and *providing a broadened portfolio of products.*
- For *each other,* we will *build and nurture a fun, high energy team* that *rewards creative entrepreneurial action* and *realizes individual aspirations.*

OUR TARGET OUTCOMES

How will we know we have achieved what we intend?

- We will be *faster than other firms* in the industry in taking a new product *from clinical development into the hands of the patients.*
- We will be the company *"customers ask first"* by being the leading source of health care information and services.

- Our marketing and sales organization will be *emulated by other pharmaceutical companies* and *recognized by customers and regulators as being the best in the industry.*
- We will be the *company of choice* when others wish to license their products.
- We will be the *best provider of pharmaceutical solutions* in targeted therapeutic segments.
- We will *consistently exceed industry norms* for growth and return on investment.
- We will *attract and retain the best people* and people having equivalent opportunities elsewhere *will choose Astra/Merck.*

OUR VALUES

What qualities do we care about?

Truth	. . .to customers, business partners, and employees grounded in ethics and integrity
Responsibility	. . .to provide valued products and services to patients and our customers, and satisfying work and career opportunities to our employees
Unity	. . .of purpose and belief that customers will determine our ultimate success
Support	. . .to customers through information, products, and employee excellence for the benefit of patients
Teamwork	. . .belief that teams are built by individuals contributing toward a shared vision

Exhibit 4 Astra/Merck Group

- General Manager — Wayne P. Yatter
  - Vice President Drug Development & Medical Affairs — Irwin Scher, M.D. (35)
  - Vice President Finance & Administration — David Bescherer (14)
  - Vice President Marketing & Sales — Matthew W. Emmens
    - Executive Director Marketing & Sales Planning — David Brennan (6)
    - Executive Director Business Research — Diana Scott (12)
    - Executive Directors Field Sales — James Lodigiani, Anthony Zecca
      - 31 Business Units (490)
        - Field Director
          - Customer Support Manager
          - Medical Information Scientists
          - Business Manager
          - Administrative Assistants
          - Pharmaceutical Specialists (8-12 per business unit)
    - Executive Director National Accounts — Michael Herman (10)
    - Executive Director Information, Education, & Services — Dorene Kroska (15)
    - Director Product Sourcing & Distribution — Kenneth Murtha (6)
    - Executive Director Economic Affairs — Peter Nebenfuhr (6)
  - Director Human Resources — John J. Markowski (21)
  - Vice President Information Technology CIO — Robert N. Cohen (47)
  - Vice President General Counsel & Secretary — Kenneth C. Frazier (8)
  - Director Strategic Planning — Robert C. Holmes (1)
  - Director Licensing & Business Development — Cheryl L. Rothwell (1)

Note:Numbers in parentheses refer to number of people in each area as of early 1993.

Exhibit 5 Examples of Locally Developed IES Components

"Contact" office refers to the A/M field business unit that initially developed the service with IES support.

Patient Services/Patient Education Programs

"Evening with a Dietitian" (Contact: Kansas City)
- *Discussion of diet for patients with GI or hypertension disorders*
- Dietitian delivers program in a physician's office or at local hospital

Patient Education Seminars (Contact: Philadelphia)
- Evening program held by nurse practitioners and/or nutritionists at local hospitals
- Each session covers a specific disease topic

Physician Services/Physician Education Program

"Developing a Practice: Consulting Services" (Contact: New Jersey)
- Arranging for experienced physicians with successful practices to advise newly trained physicians in setting up an office-based practice

"Partnering With State Health Services" (Contact: South Chicago)
- Seminar for A/M customers on reimbursement procedures in conjunction with state health officials

Cardio-Pulmonary Resuscitation Certification (Contact: Boston)
- Training programs conducted at local physicians' offices in conjunction with local American Red Cross or American Heart Association personnel
- Provide CPR certification and recertification

Business Consulting: "Networking" (Contact: Minneapolis)
- Utilize databases and/or E-mail in order to contact physicians in other offices or clinics with similar needs

Patient Teaching Programs (Contact: Akron, Ohio)
- Sponsorship of speakers specifically for patient teaching in various areas

Medical Information Fair (Contact: Minneapolis)
- Held at a hospital to demonstrate A/M's available services for customers, including literature searchers, slide generation, lab services, and medical record capabilities

Analysis of Pharmaceutical Reports (Contact: Akron, Ohio)
- *Assisting customers in analyzing reports received from pharmacy management companies*

Community Service Programs

"Domestic Violence Program" (Contact: Boston)
- Speakers presented the topic to 75 attendees at a local hospital (MDs, nurses, and hospital president)

Drug Information Talks (Contact: Houston)
- Information on drug abuse for medical and paramedical personnel

Patient Education Materials (Contact: Indianapolis)
- Information about printed material and videos published by various associations and available *at no/minimal cost (e.g., American Diabetes Association,* American Heart Association, American Cancer Society, etc.)

Exhibit 6 Customer Segment Analysis Tools

PRELIMINARY SEGMENT DESCRIPTIONS

Each segment may be characterized by its unique profile of needs and values.

SEGMENT	DESCRIPTION
Medical Traditionalists	Members of this segment place great importance on **patient specific issues**. They are not very interested in research or business issues (below average in both cases). They seek high quality products and also value Educational Services. This segment also demonstrates an interest in developing loyalty to a product, company, or representative. They do not value an operating style that relies on procedures or controls. Physicians are the dominant force within this group, while HMOs, hospitals, and public facilities under-represented.
Healthcare as a Business	This segment demonstrates above average interest in **both patient and business issues**. They rate costs as important, but rate patient satisfaction and quality management higher than the "Cost Conscious" segment. They are the least interested in partnering, but do value educational services. They seem to be less interested in opportunities to develop loyalty toward a product, company or representative. This segment represents those customers wrestling with the core health care challenges and will likely be the most dynamic in terms of shifting needs and value. It contains the greatest balance among customer types, with physicians and hospitals nearing their representation in the overall market. Clinics, however, are significantly over-represented and HMOs have about half the share in this group as they do in the overall market.
Medical Thought Leader	Members of this segment have a greater than average interest in both **patients and scientific research** (particularly the latter). They have a much lower (below average) interest in business issues. They desire product quality most and are interested more in partnerships than educational services. Physicians and hospitals represent a higher percentage of this segment than of the population as a whole, while HMOs, clinics, and group practices are under-represented.
Cost Conscious	This segment is most focused on **business issues**. They view cost per pill as the most important issue and are the only segment that rated costs more important than other product attributes. They have little interest in research and the least interest in patient related issues. They are somewhat interested in business services, but in general do not value educational services. Their interest in partnering is primarily related to contracts. HMOs make up over 36% of this segment, although they are only 13% of the total sample, and public institutions also play a greater role than in the general market. In addition, physicians are significantly under-represented, both as individuals and group practices.

Exhibit 7 U.S. Pharmaceuticals Sales Force Data

Company	U.S. Sales ($ millions)	Size of U.S. sales force 1992	% chg. from 1991	Managed care sales force 1992	Managed care sales force 1991
American Home Products Corp.	$3,338.0	3,250	NA	0	0
Abbott Laboratories	1,883.0	3,140	NA	NA	NA
Bristol-Myers Squibb Co.	3,258.0	3,000	(18.2)	0	0
Johnson & Johnson	2,793.0	3,000	NA	NA	NA
SmithKline Beecham	2,470.1	2,450	NA	NA	NA
Glaxo, Inc.	2,774.7	2,445	8.7	0	0
Merck & Co. Inc.	3,338.0	2,434	(9.9)	33	30
Pfizer Inc.	2,251.7	2,346	4.7	21	10
Schering-Plough Corp.	1,720.5	2,100	8.5	0	0
Warner-Lambert Co.	1,557.0	2,000	3.4	0	0
Ciba	1,878.0	1,600	8.9	0	0
Eli Lilly and Co.	2,704.2	1,600	NA	NA	NA
Marion Merrell Dow Inc.	1,965.6	1,500	(16.7)	0	0
The Upjohn Co.	1,613.8	1,500	5.5	0	0
Miles Inc. (pharm. & consumer)	1,061.7	1,397	3.5	14	11
Hoffman-La Roche Inc.	1,111.4	1,340	3.1	0	0
Rhone-Poulenc Rorer Inc.	656.5	1,249	24.3	7	0
Sandoz Pharmaceuticals Corp.	1,134.0	1,100	(8.3)	0	0
Syntex Laboratories Inc.	1,120.6	1,100	(11.3)	20	0
American Cyanamid Co.	795.8	1,025	25.0	25	20
G.D. Searle & Co.	744.3	1,000	47.1	10	10
Zeneca Pharmaceuticals Group	1,022.5	1,000	25.0	25	13
Procter & Gamble Pharmaceuticals	1,051.7	898	0.2	0	0
Burroughs Wellcome Co.	1,121.2	850	6.3	20	20
Hoechst-Roussel Pharmaceuticals	519.6	800	0.0	0	0
Sterling Winthrop Inc.	543.2	630	(3.1)	0	0
DuPont Merck Pharmaceutical	522.9	600	0.0	0	0
Organon Inc.	142.2	486	58.3	0	0
Berlex Laboratories	121.0	483	38.4	3	3
Forest Laboratories Inc.	215.0	450	12.5	0	0
Fisons Corp.	236.6	425	5.2	0	0
Carter-Wallace Inc.	287.3	395	8.5	0	0
Astra USA Inc.	143.8	350	40.0	12	10
Genentech Inc.	187.3	350	0.0	0	0
Knoll Pharmaceuticals	236.6	350	4.5	12	8
Solvay Pharmaceuticals	99.2	332	16.1	5	3
Block Drug Co. Inc.	205.5	308	(12.0)	0	0
Boots Pharmaceuticals Inc.	258.6	251	39.4	6	0
Amgen Inc.	521.4	225	2.7	0	0
Kabi Pharmacia Inc.	42.6	220	11.1	0	0
Ivax Corp.	221.3	214	0.9	0	0
Novo Nordisk	89.5	202	9.2	6	0
3M Pharmaceuticals	168.4	200	0.0	0	0
Fujisawa USA Inc.	182.6	159	(37.6)	0	0
Connaught Laboratories Inc.	21.8	117	(13.3)	5	5
Anaquest/BOC	211.5	109	36.3	0	0
Chiron Corp.	22.9	100	33.3	0	0
Serono Laboratories Inc.	147.5	93	10.7	5	3
ICN Pharmaceuticals Inc.	43.9	50	0.0	0	0
Alpha Therapeutic/Green Cross	37.3	48	17.1	0	0
TOTAL	48,530.0	50,976	6.5		

EXECUTIVE CPR & COMPUTER CLINIC
(Draft as of 9/11/2005)

Please do not distribute this document to other "Information Technology" firms! It is an internal IBM proposal and senior IBM executives have not yet seen it.



While pushing back
on the forehead,
use your other hand
to lift the chin forward
ADAM.

CPR on an Adult

This proposal generates 65,800 "Automatic External Defibrillators" for use by volunteer fire departments.

We are seeking a minimum 16% rate of return on this investment within three years of startup.

Rick Williams & Colleagues at IBM
Graebel Delaware
100 Lake Dr. Ste., 1
Newark, DE 19702
302 286 6209 warehouse
302 388 2797 cell

Table of Contents

Please view the Power Point Presentation: Titled "From Overhead to Profits!" prior to reading this Proposal.

Executive CPR and Computer Clinic: A Dual Use Proposal to Market IBM Products and Services, While Training Our People and Potential Customers in "Basic Life Saving": Total investment required over five years: $221,253,172.00


CANADA
19,577
ASIA PACIFIC
71,613
IBM EMPLOYEES
WORLDWIDE
2004
UNITED STATES
132,942
EUROPE
MIDDLE EAST
AFRICA
94,239
LATIN AMERICA
10,630

Total number of IBM employees 329,001.
Cost for one "Heart Safe" program: $2690.00
Each "Heart Safe" program includes CPR training for 10 people and 1 Automatic External Defibrillator (AED).
Investment to train all IBM personnel in CPR using Heart Safe Programs: $88,501,269.00
Investment to train external executives at 1:1 ratio (per "Executive Life Saving Concept): $88,501,269.00
Additional investment of $44,250,634.50 used for cost associated with facilitating "Dual Use" concept.
Total investment required over five years: $221,253,172.50
Average yearly investment over five years: $44,250,634.50
This would generate 65,800 Automatic External Defibrillators for use as donations to volunteer fire departments.
Total number of people to involve is 658,002, which includes all of IBM plus an equal number of outside decision makers.
This is a $337.00 dollar per person training and marketing venture.
We are seeking a minimum of a 16% return on this investment or $35,400,507.00 in new business within three years of implementation:

8/29/2005

Executive Life Saving Proposal (1st Draft)

Authored by: Rick Williams & Colleagues at IBM

Summary: This concept derives from a recent encounter at Amtrak in Perryville, MD:

- **Presently Amtrak is providing CPR training to their employees at a cost of 2.5 million dollars.**
- **Cardiac Science does Amtrak's CPR training. Cardiac Science is a vendor to IBM.**
- **IBM presently owns twenty of the "Cardiac Science CPR/AED" programs.** (Please see "Price list and IBM RFI" from Cardiac Science, located in appendix two & three.) **These programs, not fully deployed, are sitting on someone's desk within IBM.**
- **We propose a significant increase in the IBM commitment to train people in CPR with the following twist on process:**

The training becomes a dual use item: IBM people pair with executives from healthcare facilities and other business leaders in joint CPR training exercises.

Local area hospitals and Cardiac Science would host the class, which IBM sponsors.
We send invitations to executives of the companies whose business we want. The invitation is to attend an "Executive Life Saving Course and Computer Clinic" hosted by local area hospitals and Cardiac Science.

Purpose:
To provide a compelling reason for healthcare decision makers and other business executives to meet with our managers, sales persons, and technicians: in a trust building activity.
Establish a means to enhance the value of our offerings in an unconventional forum.
Drive sales and cut cost for our customers, our clients' customers, and IBM.
Outclass the marketing of our competitors.
Provide employee training and salesmanship, which reaches out to the communities we serve, in a mutually beneficial way.

How do our customers and we increase sales and profits from this proposal?
At the end of each session, all participating companies receive a coupon good for a discount on their next "Information Technology" purchase from IBM. The coupon is dated and dictates a period for use. In addition, the discount offer is at its highest when first issued and diminishes over a period of six months. This also becomes the primary means of establishing the effectiveness of this venture. Again, at the end of the session, a business card drawing: **the winner of this drawing picks a volunteer fire department to receive the Automatic Electronic Defibrillator associated with each CPR class (this stated on each invitation).** Finally, when this concept is operational, we give it to our customers as a means to market their goods and services as well as train their people in CPR.

Further, this gives IBM an opportunity through forward and backward integration to develop a "Standard of Business" practice, which is in-tune with the general requirements of the Health Care community, a community that specifies CPR certification of all working professionals. Such a standard puts IBM way ahead of anything its competitors are doing.

IBM has committed significant sums to the healthcare/life sciences sector, with the goal of enhancing its market share. While potentially a very lucrative market, Health Care will not fall on its knees for our benefit (nor will our competitors in this arena).

Healthcare Market Size 1997 (shown below), **one percent** of the gross receipts listed is equivalent to **$88,505,400,100.00**: (eighty-eight point five billion dollars). Data that are more recent exist from NAICS. However, it is still being quibbled over by assorted actuaries.

NAICS code	Description		Estab-lish-ments	Receipts ($1,000)	Annual payroll ($1,000)	Paid employees
62	Health care & social assistance	Taxable	531,069	418,602,207	182,256,342	6,231,768
		Exempt	114,784	466,451,794	195,949,352	7,329,811

Well known to IBM executives and our customers is the competition. They include among others: Microsoft, Oracle, SAP, Dell, Hewlett Packard, and the internal Information Technology departments of our clients. (The list is long and illustrious).

A quick look at couple of our competitors and ourselves: Please note "Sales and Income Growth".

	DELL	IBM	HPQ
Name	Dell Inc.	IBM	Hewlett-Packard Company
Industry	Personal Computer Systems	Diversified Computer Systems	Diversified Computer Systems
Stock rating	7	6	8
Whose share price is estimated to gain the most?			
Current	$35.26	$81.53	$26.79
FY End	$44.48	$82.34	$34.56
% Change	26.15%	0.99%	29.02%
Next Fiscal Yr	$52.26	$91.30	$40.36
% Change	48.22%	11.98%	50.66%
Who sold and earned the most over past 12 months?			
Total Sales	51.05 Bil	96.07 Bil	83.30 Bil
Total Income	3.25 Bil	8.08 Bil	3.59 Bil
Who grew sales and income the most over the past 12 months?			
Sales Growth	16.00%	-0.50%	8.60%
Income Growth	27.80%	-10.00%	4.90%

Marketing & Sales Tools used by our competitors and ourselves (Websites):

Dell's Website: Healthcare: Click here

Hewlett Packard's Website: Healthcare: Click here
Please note this:
Featured multimedia

Partners HealthCare System and HP work together to deliver an infrastructure that is dynamic, reliable, and secure.
» View link (WMV)

Microsoft Website: Healthcare: Click here

IBM's Website: Healthcare: Click here
Please note this:
"Presentations IBM Value: Customer facing presentation outlines IBM Healthcare and Life Sciences unique value [link] (02/01/2005)." This is a 46-page power point presentation. It is beautifully done, but lengthy and followed by another power point presentation entitled "Big Plays: Summary of Healthcare and Life Sciences Big Plays 'presentaed' [Link] in Atlanta, February 2005" (misspelling in single quotations is from our website).

Communication Strategies and Messaging for "Executive Life Saving and Computer Clinic: by Audience:

There are three primary audiences: Primary delivery for this concept is the same for all three – word of mouth, email, phone, and net meetings.

- IBM internal includes technicians, managers, sales people, and executives.
- Healthcare executives of the targeted facilities we want as customers.
- Other executives of businesses we want as customers.

Targeted Customer Demographics:

- At the top, CEO's are the busiest and most difficult to reach; they are the primary decision makers for large-scale capital expenditures. They receive a letter of invitation mentioning the AED lottery, with a brief power point presentation from IBM's CEO Sam Palmisano. Thereafter, we have managers, sales people, and technicians invited by email and a power point presentation...

What is in it for these people?

- For the CEO, we are driving his sales and cutting his cost. Generally, we see at least one potential IBM customer trained by Cardiac Science for each IBM person in attendance.
- As part of each "Heart Safe Program" IBM receives one AED for each ten people attending CPR class: Donating those AED's becomes an outstanding promotion point for IBM, donating them to volunteer fire departments is worth a 100 times the cost of the units themselves; donating them in the following manner further enhances their value to IBM and our customers:
- We envision a business card drawing held at the end of each training session. The executives drop their business cards into a container, the hospital CEO shakes the container and picks a card. The winning

company picks a volunteer fire department to receive the AED associated with that class. The donation is made in the name of all companies attending the class at the time of the drawing.
- We think it likely that the individual CEO's of local area hospitals would very much appreciate even a modest cut in their training cost since we expect some of their executives to attend CPR training along with executives of outside organizations. If necessary, we would rent the required space within their facility to perform the training. We believe the influence of hospital CEO's will extend itself to the CIO of each facility involved. In either event, this concept would be cheap, ready-made community relations for any healthcare institution so engaged.
- For managers, sales people, and technicians: A unique opportunity to be involved with the community they serve and meet with decision makers that affect sales and growth within their territories. Our techs, managers, and sales execs attend the class with invitees.
- After CPR class all invitee's may attend the computer clinic. They may bring their computer and/or questions to our clinic: IBM technicians and our support group will assist them in resolving whatever computer related issue they may have (with the caveat that not all problems are solvable with the resources at hand).

Cardiac Science's "Requirements Summary – IBM RFI"
- Cardiac Science focuses on its "Automated External Defibrillator" (AED), which is in fact an important element of cardiac resuscitation. However, it is not necessarily an item a field technician or other general persons would always have immediate access to. For that reason, we would choose to emphasize basic CPR training for this concept. This does not exclude the purchase of AED's or the training of people in their use, rather it shifts the focus to the one thing that is always available to the "first responder" and that is basic CPR. (It is possible to keep a person alive in spite of fibrillation.)
- Generally, this equipment gains greater value when used by organizations more adept at "cardiac crisis".

Responsibility for program promotion, implementation, and direction would be under IBM. However, Cardiac Science would handle all other logistical issues. (Please see "Requirements Summary – IBM RFI" in the appendix 3.) IBM and Cardiac Science would make contact with hospital executives and arrange for space, network, and communications facilities within each. IBM would send the invitations to CEO's, CFO's, and CIO's of companies we want as customers. We envision at least three training dates with different times in each facility; spaced at approximately thirty-day intervals. Seating would be limited to twenty people in two adjoining rooms per session. Clients have a choice on their invitation of the date and time they prefer.

Primary Goals:
- Within fifteen years, **capture 1%** of the total Health Care market (as defined on page 3 of this proposal).
- **Create a cascading event** that encourages executives from "other" businesses to establish similar ongoing CPR training programs that reach their customers, employees, and boost their profits.

In light of the disasters that have occurred in recent times, the ability to help save a life because of inter-corporate training (on a national and international level) is a mark of global leadership/citizenship beyond measure. Those engaged in such an endeavor will bury their competition well into the future.

Launch Strategies:
Launch Plan: We see the center for launch as St. Francis Hospital in Wilmington, DE.
Delaware, a corporate friendly state has many executive offices, especially in the Wilmington area. Catholic Health East (CHE), the parent of St. Francis hospital is now in the process of a 1.6 billion dollar systems upgrade. The map below shows the primary facilities controlled by CHE.


Mercy Uihlein Health Corporation
St. Peter's Health Care Services
Mercy Health System of Maine
Maxis Health System
Catholic Health System
St. James Mercy Health System
Sisters of Providence Health System
Mercy Community Health, Inc.
St. Francis Medical Center
Pittsburgh Mercy Health System
St. Mary Medical Center
Lourdes Health System
Mercy Health System of Southeastern Pennsylvania
St. Francis Healthcare Services
Saint Joseph's Health System
St. Joseph of the Pines
St. Mary's Health Care System, Inc.
BayCare Health System
Mercy Medical
Holy Cross Health Ministries
Mercy Hospital – Miami

As the program is refined, other healthcare conglomerates from the north and south, when identified as undergoing IT upgrades, become potential hosts followed by their sisters throughout the Continental United States and thereafter radiating internationally.

Executive Ladder:

Name & employee information	Contact information
Aydelotte, Todd E. IBM employee, Regular Camden, DE USA Service Delivery Manager	1-866-515-6067 (T/L:930-0442) ayde@us.ibm.com Todd Aydelotte/Philadelphia/IBM@IBMUS
Walker, Elizabeth A. (Beth) IBM employee, Regular West Chester, PA USA Service Delivery Executive - Technical Support	1-717-610-7441 (T/L:471-7441) bwalker@us.ibm.com Beth Walker/Mechanicsburg/IBM@IBMUS
Arrington, Larry IBM employee, Regular Baltimore, MD USA Service Delivery Executive, Technical Support, East Region; TS Managing Principal	1-410-332-2703 (T/L:233-2703) arringto@us.ibm.com Larry Arrington/Richmond/IBM@IBMUS
Dougall, Scott IBM employee, Regular Southbury, CT USA General Manager, Technical Support, Americas	1-203-486-4046 (T/L:376-4046) sdougall@us.ibm.com Scott Dougall/Somers/IBM@IBMUS
Zapfel, Robert K. (Bob) IBM employee, Regular Somers, NY USA GM, IBM Global Services, Americas	1-914-766-4300 (T/L:826-4300) zapfel@us.ibm.com Robert Zapfel/Somers/IBM@IBMUS
Daniels, Michael IBM employee, Regular Somers, NY USA Senior VP, Information Technology Services, IBM Global Services	1-914-766-4900 (T/L:826-4900) medan@us.ibm.com Michael Daniels/White Plains/IBM@IBMUS
Palmisano, Samuel (Sam) IBM employee, Regular Armonk, NY USA Chairman and Chief Executive Officer	1-914-499-5900 (T/L:641-5900) sam@us.ibm.com Samuel J Palmisano/Armonk/IBM@IBMUS

We envision this project managed by Beth Walker and Todd Aydelotte, both of whom would report directly to Mr. Palmisano as Executive Vice Presidents. Beth and Todd would be responsible for all elements pertinent to the implementation of this proposal throughout our enterprise, including budget projections, appropriate financials, resource development, additional planning, and goal setting. Additional responsibilities include marketing, execution, and performance measurements to determine project effectiveness. We believe that this concept will cut a wide swath across all levels of our business and in all segments of our marketing. As such, it will require executive level involvement to coordinate sales activities and minimize politics.

Preliminary budgeting and pro forma statements:

Though it is a "forward looking statement", we expect a minimum 16% Rate of Return for all we invest in this process. This proposal does not include standard financial statements. Numerous accountants within IBM have far greater expertise in this area than the authors of this concept. **Yes, it is a large sum of money and requires careful management.** The projection of 16% derives from a paper titled "***Human Capital Investment: The Returns from Education and Training to the Individual, the Firm, and the Economy***" published in: *Fiscal Studies* (1999) vol. 20, no. 1, pp. 13 and quoted out of context (please see appendix 1). The author found several other references to similar material and believes the data and conclusions are reasonable. IBM gains significantly from the education of their employees and in this concept; training becomes an awesome marketing opportunity in the best sense of the word.

Defending 16%:

Typically, income to the firm as a ratio of employee wages runs 5:1 or better. See "customer rates" at the bottom of the "CAD" screen below.

```
Session 8 - [32 x 80]
File  Edit  View  Communication  Actions  Window  Help

                 DISPLAY CUSTOMER ENTITLEMENT (DE)  IBM CONFIDENTIAL

             TYPE/SERIAL => 2647            78WTFRP
                 KEYWORD =>
                CUSTOMER =>
                  ECL ID =>

      REQUESTED FUNCTION => B      I - INV DB LOOKUP
                                   R = RATE INQUIRY   C    C = COMMERCIAL
                                   E   PATH                G - GOVERNMENT

             TYPE/SERIAL   2647            78WTFRP
                   MODEL   TD2
            SERVICE CODE            SOURCE   MPI/PCWARES
        ENTITLED SERVICE:  EZS-F&F  WARRANTY EXP DATE:
          CONTRACT HOURS:  M-F 0800 1700  SAT NONE      SUN NONE
 RESPONSIBLE SERVICE B/O:  500
         CUSTOMER NUMBER:
     FUTURE MAINTENANCE:
                FACILITY   00F000
                CONTRACT

 COMMERCIAL CUSTOMER RATES => INSIDE:    179.00   OUTSIDE:    233.00
          BILLING CLASS => 1         MINIMUM HOURS => 1
             DISCLAIMER => ESTIMATE ONLY, SOME MODELS HIGHER OR LOWER.

 CMD=>
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My IBM wages are approximately $25.00 to $30.00 dollars per hour. Using my max and the IBM minimum, stated above at $179.00 per hour, yields a 5.96:1 return. This is significantly higher than 16% however, we are looking at aggregate data for a large population and frankly, the specifics of all inputs are not available to the author.

Can we do this cheaper? The short and wrong answer is "yes". However, the real question is - can we do it better than any of our competitors will?

Other thoughts:
IBM could acquire Cardiac Science. Presumable using an appropriate share swap and cash incentive. The advantages of this are: a reduced "cost of goods" associated with this proposal, an establish management team and significant participation in the future profits accruing to Cardiac Science (resulting from this and other similar sales drivers of emergency response wares). Please see Cardiac Science 10 K company report in the last section of this proposal.

In summation, are we really committed to increasing our share of the health care market or are we satisfied to maintain (or possibly loose) what we have? If we are aggressively pursuing this market, can we afford to allow our competitors any advantage or opportunity presented by this or other similar ideas (especially if they bring it or its equivalent to fruition ahead of us)?

Respectfully Submitted,

Williams, R. S.

A sampling of interest in this concept follows on page 10.

Since conceived the author has "back sold" this concept within 4GV and to certain individuals outside of IBM, a summary of those efforts to date follows.

Internal IBM/4GV:
Excluding the managerial group within 4GV, most of the technicians have received three emails and one CAD message. The first emails contained the initial Power Point presentation, the second and third were follow-up to the first. The CAD messages simply ask if the recipient had "any interest in CPR" (see results below).

	Email Messages	CAD Messages	Total
Positive	20	12	32
Negative	2	4	6
Questionable	4	6	10
Duplicate	2	2	4

Fifty-two in-house messages received back as of this writing.

External IBM:
Most notable is Fred Lankford of Sysco Systems, Inc. (brother of James E. Lankford Senior Vice President, Foodservice Operations (Western Region)). Mr. Lankford commented positively (to the author via phone) on the earliest "Power Point" presentation. Mr. Lankford when ask of his personal interest in attending stated that he would not personally attend but would send his subordinates. I took that to mean senior company managers. Mr. Lankford was going to send a letter of support for this concept. However, the author in his zeal to promote the idea sent Mr. Lankford an address with the wrong ZIP code via email. The author did not discover his error for several days. The error was corrected, the results are yet unknown.

Other small business and professional people have spoken positively regarding the concept as it stands. One eighth-grade science teacher has suggested using it in schools.

I. L. LIFRAK, M.D., Esq.
Internal Medicine
Suite A
1701 Shallcross Ave.
Wilmington, DE 19806

Telephone: (302) 654-7317

September 19, 2005

To whom it may concern:

I have seen a proposal outlining a significant commitment by IBM to train their employees and others in basic Cardio Pulmonary Resuscitation (CPR). The proposal suggests that IBM will provide Automatic Electronic Defibrillators to volunteer fire departments.

I believe this concept will be well received by the health care community and many other potential customers of IBM. In addition, it will likely have a very beneficial effect on your sales and profits in the near and long term



Irwin Lifrak M.D., J.D.

820 N. French Street
Wilmington, DE 19801

September 16, 2005

To Whom It May Concern:

I have recently become aware of a proposal by IBM to offer CPR training to its employees and potential clients, as well as provide AEDs to volunteer fire departments. I think this is an excellent method of developing positive, long lasting relationships with among others, the health care community, and future customers. Health care professionals will see this as evidence of excellent corporate citizenship. Their positive feelings will ultimately translate into increased business for IBM. I recall hearing that business grows based on positive word of mouth by satisfied customers. Even a business as large as IBM can benefit from the positive word of mouth of many people.

Sincerely,



Lisa Barchi, MSN, RNC, JD

241 Cookstown-New Egypt Rd.
Wrightstown, NJ 08562
Gary Wood, *President*


GW
TIRE SERVICE

Phone 609-758-0077
-758-0077
Fax 609-758-0066

MAXIMUM SERVICE... MINIMUM PRICE

Road Service Available 24 HOURS ... 7 Days a week
Passenger, Light Trucks, Commercial, Industrial
Tires and Service • Full Mechanical

Attention: Rick Williams

Ref- IBM CPR Project:

After reviewing the PowerPoint presentation with you, it seems this might be something we would be interested in participating. Therefore we endorse the concept and would be willing to talk to IBM about the project.

Sincerely,

Gary Wood
(President)



Thomas Colosimo/Wilmington/IBM
08/22/2005 10:45 PM
This document expires on 11/22/2005

To Rick S Williams/Wilmington/IBM@IBMUS
cc
bcc
Subject Re: Need your help with Executive CPR Idea.

Hi Rick, I looked over the presentation and liked it.
For internal purposes its very good.
For external the first page is very signifigant, "BOLDLY STATED" takes your breath away.
But a good thing,point taken.

Sincerely,Tom Colosimo
U.S. SERVICE DELIVERY INSTALLATION PLANNING REPRESENTATIVE
Office number and Phonemail: 1-610-578-2901 Tieline: 873-2901
Pager phone 1-800-759-8888 pin#1156342
Internet(tecolos@us.ibm.com)
I/T ARCHITECT SPECIALIST
CAD DESIGN
DATA CENTER PROJECT MANAGEMENT



LARRY Lemon/Wilmington/IBM
08/23/2005 10:04 AM
This document expires on 11/23/2005

To Rick S Williams/Wilmington/IBM
cc
bcc
Subject Re: Fw: Need your help with Executive CPR Idea.

ditto here rick good job

"Every day above ground is a good day"

Larry L. Lemon
IBMCE
ITS-PRINTING SYSTEMS
23n Parkway Circle, unit 15
New Castle,DE 19720

e-mail- LLEMON@US.IBM.COM
www.printers.ibm.com/servicedirect



Keith P Ramos/New York/IBM
08/26/2005 11:17 AM
This document expires on
11/26/2005

To Rick S Williams/Wilmington/IBM@IBMUS
cc
bcc
Subject Re: Engaging Hospitals

Hello,

Thank you for the informative presentation, please let me know when you may need my assitance.

Sincerely,
Keith Ramos
IBM 4GV Target Coordinator
(347)621-2872



ISABEL STONE/Philadelphia/IBM

08/30/2005 12:11 PM

This document expires on 11/30/2005

To Rick S Williams/Wilmington/IBM@IBMUS

cc

bcc

Subject Re: Need your Help! re: Draft of Executive Life Saving Project (an internal IBM document) CEs.

Sounds like a great way to drive business and also get our employees trained in cpr.

Izzy
Team Lead
4GV/S01
Office:570-754-7110
stonei@us.ibm.com

Rick S Williams/Wilmington/IBM



Rick S Williams/Wilmington/IBM

08/30/2005 11:27 AM

Dave Lorenzetti/Cranford/IBM@IBMUS, Rocco D'Antuono/Piscataway/IBM@IBMUS, Clive P Hawryluk/Cranford/IBM@IBMUS, Gary Cargen/Mount Laurel/IBM@IBMUS, Michael DiPierro/Cranford/IBM@IBMUS, Craig Easton/Cranford/IBM@IBMUS, Jerry Walsh/Cranford/IBM@IBMUS, Chris David/Cranford/IBM@IBMUS, Bob Vercoski/Cranford/IBM@IBMUS, Joseph Van Horn/Cranford/IBM@IBMUS, Tom Schumacher/Cranford/IBM@IBMUS, Rich Robertiello/Cranford/IBM@IBMUS, Jerome Kostus/Cranford/IBM@IBMUS, Chris Mc Cauley/Piscataway/IBM@IBMUS, Clay Halvorsen/Newark/IBM@IBMUS, William R Plummer/Piscataway/IBM@IBMUS, Vinnie Mollicone/Atlantic City/IBM@IBMUS, Denton O Allen/New York/IBM@IBMUS, Ben Baker/Philadelphia/IBM@IBMUS, Braden Caswell/Piscataway/IBM@IBMUS, Scott Caswell/Piscataway/IBM@IBMUS, Earnest Bodine/Cherry Hill/IBM@IBMUS, John Wszelaki/Mount Laurel/IBM@IBMUS, Enrico Sepulveda/Cherry Hill/IBM@IBMUS, Patrick Tull/New York/IBM@IBMUS, Ryan D Daniels/Paramus/IBM@IBMUS, Alfonso Roman/Piscataway/IBM@IBMUS, Winston Leonardo/Piscataway/IBM@IBMUS, Charles D Caruso/Cranford/IBM@IBMUS, Kevin Colonna/Cranford/IBM@IBMUS, Charles Masker/Piscataway/IBM@IBMUS, Sharron L Hoffman/Cherry Hill/IBM@IBMUS, Lewis S Needles/Cherry Hill/IBM@IBMUS, Mike Ferrara/Cherry Hill/IBM@IBMUS, Richard Mayer/Cranford/IBM@IBMUS, Leroy Patience/Philadelphia/IBM@IBMUS, Jen Lawson/Mount Laurel/IBM@IBMUS, Christopher E Holtz/Philadelphia/IBM@IBMUS, Edward Walker/Cherry Hill/IBM@IBMUS, Roy K Egbert/Piscataway/IBM@IBMUS, Matthew Angeleri/Piscataway/IBM@IBMUS, Don H Priest/Piscataway/IBM@IBMUS, Michael C Lutrario/Piscataway/IBM@IBMUS, Michael Dimieri/Piscataway/IBM@IBMUS, Les Miller/Cherry

?

Dave Lorenzetti/Cranford/IBM

08/30/2005 01:31 PM
This document expires on
11/30/2005

To Rick S Williams/Wilmington/IBM@IBMUS

cc

bcc

Subject Re: Need your Help! re: Draft of Executive Life Saving Project (an internal IBM document) CEs.

Is that St. Francis in Trenton? If so they run a shelter out of there called Angels Wings that I was a part of for a while.
I'm also a firefighter/EMT on the Hopewell Fire Department.
I wonder if a hospital would have a need for a CPR class.
I would tend to assume that everyone at a hospital would already be trained in CPR and that they would also do their own training.
If that's the case you may want to think about a standard first aid class or something of more value than just CPR or just stick with computers
and still give the AED.

Regards,
Dave Lorenzetti

DWLOREN@US.IBM.COM IBMUSM04(DWLOREN)
PAGER 732-224-9846
Act. SSR. J&J 908-685-3412
Rick S Williams

Rick S Williams
08/30/2005 11:27 AM

To: Dave Lorenzetti/Cranford/IBM@IBMUS, Rocco D'Antuono/Piscataway/IBM@IBMUS, Clive P Hawryluk/Cranford/IBM@IBMUS, Gary Cargen/Mount Laurel/IBM@IBMUS, Michael DiPierro/Cranford/IBM@IBMUS, Craig Easton/Cranford/IBM@IBMUS, Jerry Walsh/Cranford/IBM@IBMUS, Chris David/Cranford/IBM@IBMUS, Bob Vercoski/Cranford/IBM@IBMUS, Joseph Van Horn/Cranford/IBM@IBMUS, Tom Schumacher/Cranford/IBM@IBMUS, Rich Robertiello/Cranford/IBM@IBMUS, Jerome Kostus/Cranford/IBM@IBMUS, Chris Mc Cauley/Piscataway/IBM@IBMUS, Clay Halvorsen/Newark/IBM@IBMUS, William R Plummer/Piscataway/IBM@IBMUS, Vinnie Mollicone/Atlantic City/IBM@IBMUS, Denton O Allen/New York/IBM@IBMUS, Ben Baker/Philadelphia/IBM@IBMUS, Braden Caswell/Piscataway/IBM@IBMUS, Scott Caswell/Piscataway/IBM@IBMUS, Earnest Bodine/Cherry Hill/IBM@IBMUS, John Wszelaki/Mount Laurel/IBM@IBMUS, Enrico Sepulveda/Cherry Hill/IBM@IBMUS, Patrick Tull/New York/IBM@IBMUS, Ryan D Daniels/Paramus/IBM@IBMUS, Alfonso Roman/Piscataway/IBM@IBMUS, Winston Leonardo/Piscataway/IBM@IBMUS, Charles D Caruso/Cranford/IBM@IBMUS, Kevin Colonna/Cranford/IBM@IBMUS, Charles Masker/Piscataway/IBM@IBMUS, Sharron L Hoffman/Cherry Hill/IBM@IBMUS, Lewis S Needles/Cherry Hill/IBM@IBMUS, Mike Ferrara/Cherry Hill/IBM@IBMUS, Richard Mayer/Cranford/IBM@IBMUS, Leroy Patience/Philadelphia/IBM@IBMUS, Jen Lawson/Mount Laurel/IBM@IBMUS, Christopher E Holtz/Philadelphia/IBM@IBMUS, Edward Walker/Cherry Hill/IBM@IBMUS, Roy K Egbert/Piscataway/IBM@IBMUS, Matthew Angeleri/Piscataway/IBM@IBMUS, Don H

Dup

John Maresca/Philadelphia/IBM

08/30/2005 05:57 PM

This document expires on 11/30/2005

To John S Maresca/Somers/IBM@IBMUS

cc Rick S Williams/Wilmington/IBM@IBMUS

bcc

Subject Fw: Need your Help! re: Draft of Executive Life Saving Project (an internal IBM document) CEs.

----- Forwarded by John Maresca/Philadelphia/IBM on 08/30/2005 05:52 PM -----



Rick S Williams/Wilmington/IBM

08/30/2005 11:27 AM

Dave Lorenzetti/Cranford/IBM@IBMUS, Rocco D'Antuono/Piscataway/IBM@IBMUS, Clive P Hawryluk/Cranford/IBM@IBMUS, Gary Cargen/Mount Laurel/IBM@IBMUS, Michael DiPierro/Cranford/IBM@IBMUS, Craig Easton/Cranford/IBM@IBMUS, Jerry Walsh/Cranford/IBM@IBMUS, Chris David/Cranford/IBM@IBMUS, Bob Vercoski/Cranford/IBM@IBMUS, Joseph Van Horn/Cranford/IBM@IBMUS, Tom Schumacher/Cranford/IBM@IBMUS, Rich Robertiello/Cranford/IBM@IBMUS, Jerome Kostus/Cranford/IBM@IBMUS, Chris Mc Cauley/Piscataway/IBM@IBMUS, Clay Halvorsen/Newark/IBM@IBMUS, William R Plummer/Piscataway/IBM@IBMUS, Vinnie Mollicone/Atlantic City/IBM@IBMUS, Denton O Allen/New York/IBM@IBMUS, Ben Baker/Philadelphia/IBM@IBMUS, Braden Caswell/Piscataway/IBM@IBMUS, Scott Caswell/Piscataway/IBM@IBMUS, Earnest Bodine/Cherry Hill/IBM@IBMUS, John Wszelaki/Mount Laurel/IBM@IBMUS, Enrico Sepulveda/Cherry Hill/IBM@IBMUS, Patrick Tull/New York/IBM@IBMUS, Ryan D Daniels/Paramus/IBM@IBMUS, Alfonso Roman/Piscataway/IBM@IBMUS, Winston Leonardo/Piscataway/IBM@IBMUS, Charles D Caruso/Cranford/IBM@IBMUS, Kevin Colonna/Cranford/IBM@IBMUS, Charles Masker/Piscataway/IBM@IBMUS, Sharron L Hoffman/Cherry Hill/IBM@IBMUS, Lewis S Needles/Cherry Hill/IBM@IBMUS, Mike Ferrara/Cherry Hill/IBM@IBMUS, Richard Mayer/Cranford/IBM@IBMUS, Leroy Patience/Philadelphia/IBM@IBMUS, Jen Lawson/Mount Laurel/IBM@IBMUS, Christopher E Holtz/Philadelphia/IBM@IBMUS, Edward Walker/Cherry Hill/IBM@IBMUS, Roy K Egbert/Piscataway/IBM@IBMUS, Matthew Angeleri/Piscataway/IBM@IBMUS, Don H Priest/Piscataway/IBM@IBMUS, Michael C Lutrario/Piscataway/IBM@IBMUS, Michael Dimieri/Piscataway/IBM@IBMUS, Les Miller/Cherry Hill/IBM@IBMUS, Jack Stewart/Cranford/IBM@IBMUS, Carlos Mercado/Philadelphia/IBM@IBMUS, David Bove/Philadelphia/IBM@IBMUS, Joseph G Lieb/Piscataway/IBM@IBMUS, Daniel Chickelero/Cherry Hill/IBM@IBMUS, Willaim Riordan/Paramus/IBM@IBMUS, Richard Parrish Jr/Lawrenceville/IBM@IBMUS, Paul Herpich/Paramus/IBM@IBMUS, John Krakowski/Paramus/IBM@IBMUS, William A Incatasciato/Paramus/IBM@IBMUS, Leonard Hodgins/Paramus/IBM@IBMUS, H Halk/Paramus/IBM@IBMUS, Robert



Felicia Macon/Philadelphia/IBM

08/31/2005 01:38 PM
This document expires on 11/30/2005

To Rick S Williams/Wilmington/IBM@IBMUS

cc

bcc

Subject Re: Need your Help! re: Draft of Executive Life Saving Project (an internal IBM document) CEs.

Felicia Macon
Branch Office 4GV/ M21
1800 Concord Pike Wilmington De.
Phone: 1-302-885-0053

Good ideal everyone can use the 2 C's training CPR and Computer Clinic.

Felicia

Ken Brown/Wilmington/IBM
08/31/2005 12:50 PM
This document expires on 12/01/2005

To Rick S Williams/Wilmington/IBM
cc
bcc
Subject Re: Need your Help! re: Draft of Executive Life Saving Project (an internal IBM document) CEs.

I think it has good potential. It should at very least open some doors..

Frank Zeranski/Scranton/IBM
09/02/2005 06:19 AM
This document expires on 12/02/2005

To Rick S Williams/Wilmington/IBM@IBMUS
cc
bcc
Subject Re: Need your Help! re: Draft of Executive Life Saving Project (an internal IBM document) CEs.

Rick,

I think it's a good idea! Get some execs in to talk about their health and while their there talk to them about the health of their information systems and the things IBM can do for them.

Frank Zeranski
IGS ITS
B/O 4GV TERR B10
Pager 1-800-946-4646
Pin 1482936
Rick S Williams

Rick S Williams
08/30/2005 11:27 AM

To: Dave Lorenzetti/Cranford/IBM@IBMUS, Rocco D'Antuono/Piscataway/IBM@IBMUS, Clive P Hawryluk/Cranford/IBM@IBMUS, Gary Cargen/Mount Laurel/IBM@IBMUS, Michael DiPierro/Cranford/IBM@IBMUS, Craig Easton/Cranford/IBM@IBMUS, Jerry Walsh/Cranford/IBM@IBMUS, Chris David/Cranford/IBM@IBMUS, Bob Vercoski/Cranford/IBM@IBMUS, Joseph Van Horn/Cranford/IBM@IBMUS, Tom Schumacher/Cranford/IBM@IBMUS, Rich Robertiello/Cranford/IBM@IBMUS, Jerome Kostus/Cranford/IBM@IBMUS, Chris Mc Cauley/Piscataway/IBM@IBMUS, Clay Halvorsen/Newark/IBM@IBMUS, William R Plummer/Piscataway/IBM@IBMUS, Vinnie Mollicone/Atlantic City/IBM@IBMUS, Denton O Allen/New York/IBM@IBMUS, Ben Baker/Philadelphia/IBM@IBMUS, Braden Caswell/Piscataway/IBM@IBMUS, Scott Caswell/Piscataway/IBM@IBMUS, Earnest Bodine/Cherry Hill/IBM@IBMUS, John Wszelaki/Mount Laurel/IBM@IBMUS, Enrico Sepulveda/Cherry Hill/IBM@IBMUS, Patrick Tull/New York/IBM@IBMUS, Ryan D Daniels/Paramus/IBM@IBMUS, Alfonso Roman/Piscataway/IBM@IBMUS, Winston Leonardo/Piscataway/IBM@IBMUS, Charles D Caruso/Cranford/IBM@IBMUS, Kevin Colonna/Cranford/IBM@IBMUS, Charles Masker/Piscataway/IBM@IBMUS, Sharron L Hoffman/Cherry Hill/IBM@IBMUS, Lewis S Needles/Cherry Hill/IBM@IBMUS, Mike Ferrara/Cherry Hill/IBM@IBMUS, Richard Mayer/Cranford/IBM@IBMUS, Leroy Patience/Philadelphia/IBM@IBMUS, Jen Lawson/Mount Laurel/IBM@IBMUS, Christopher E Holtz/Philadelphia/IBM@IBMUS, Edward Walker/Cherry Hill/IBM@IBMUS, Roy K Egbert/Piscataway/IBM@IBMUS, Matthew Angeleri/Piscataway/IBM@IBMUS, Don H Priest/Piscataway/IBM@IBMUS, Michael C Lutrario/Piscataway/IBM@IBMUS, Michael Dimieri/Piscataway/IBM@IBMUS, Les Miller/Cherry Hill/IBM@IBMUS, Jack Stewart/Cranford/IBM@IBMUS, Carlos Mercado/Philadelphia/IBM@IBMUS, David Bove/Philadelphia/IBM@IBMUS, Joseph G Lieb/Piscataway/IBM@IBMUS, Daniel Chickelero/Cherry



Braden Caswell/ITS Caswell/Piscataway/IBM
Sent by: Braden Caswell

09/02/2005 07:45 PM

Please respond to Braden Caswell

This document expires on 12/02/2005

To Rick S Williams/Wilmington/IBM

cc

bcc

Subject Re: Are you CPR trained? If not would you like to be certified in CPR?

N0-not CPR trained...

Brad Caswell
ITS Service Office 4GV
Territory H04
Cell phone 908-692-6217
bcaswel1@us.ibm.com

Rick S Williams/Wilmington/IBM

Rick S Williams/Wilmington/IBM

09/02/2005 06:58 PM

To rswill@us.ibm.com

cc

Subject Are you CPR trained? If not would you like to be certified in CPR?

Regarding the subject line: Ideally IBM would provide and pay for this course. Please let me know your thoughts on this. For those who have responded you need not reply and I apologize for wasting your bandwidth.

Rick Williams, IBM CSR
Graebel Delaware, Ste.,1
Newark, DE 19734
302 388 2797 cell
302 286 6209 warehouse
rswill@us.ibm.com

Frederick Frieze Jr/Wilmington/IBM

09/02/2005 09:19 PM
This document expires on 12/02/2005

To Rick S Williams/Wilmington/IBM
cc
bcc
Subject Re: Are you CPR trained? If not would you like to be certified in CPR?

great sounds good

H Halk/Paramus/IBM

09/02/2005 09:31 PM
This document expires on 12/02/2005

To Rick S Williams/Wilmington/IBM@IBMUS
cc
bcc
Subject Re: Are you CPR trained? If not would you like to be certified in CPR?

I'm not CPR trained. I would consider that. Thanks .. Rahmi Halk /4gv/ j07
Rick S Williams/Wilmington/IBM

Rick S Williams/Wilmington/IBM
09/02/2005 11:58 PM

To rswill@us.ibm.com
cc
Subject Are you CPR trained? If not would you like to be certified in CPR?

Regarding the subject line: Ideally IBM would provide and pay for this course. Please let me know your thoughts on this. For those who have responded you need not reply and I apologize for wasting your bandwidth.

Rick Williams, IBM CSR
Graebel Delaware, Ste.,1
Newark, DE 19734
302 388 2797 cell
302 286 6209 warehouse
rswill@us.ibm.com



PAUL HERPICH/Paramus/IBM
09/03/2005 07:19 AM
This document expires on 12/03/2005

To Rick S Williams/Wilmington/IBM@IBMUS
cc
bcc
Subject Re: Are you CPR trained? If not would you like to be certified in CPR?

No I am not certified. Yes I would like to be certified, but locally in south central New Jersey, not 3 hours away. I read your marketing plan yesterday. If you feel that's what you need to do to gain the business, then that's your choice. If this guy is as smart as you say he is, then he will read between the lines and possibly see it as a form of deception to get his business. He may also be impressed by the creativity of it. I think its a toss up. Good luck.

"Lead With Vision"
"Leaders Keep Their Eye On The Horizon, Not Only On The Bottom Line!"

Paul G. Herpich
IBM Large Systems Printing SSR
1-800-IBM-SERV
Pager 1-877-593-9120
PHerpich@US.IBM.com
Rick S Williams/Wilmington/IBM

Rick S Williams/Wilmington/IBM
09/02/2005 06:58 PM

To rswill@us.ibm.com
cc
Subject Are you CPR trained? If not would you like to be certified in CPR?

Regarding the subject line: Ideally IBM would provide and pay for this course. Please let me know your thoughts on this. For those who have responded you need not reply and I apologize for wasting your bandwidth.

Rick Williams, IBM CSR
Graebel Delaware, Ste.,1
Newark, DE 19734
302 388 2797 cell
302 286 6209 warehouse
rswill@us.ibm.com

Chris David/Cranford/IBM
09/03/2005 07:09 AM
This document expires on 12/03/2005

To Rick S Williams/Wilmington/IBM
cc
bcc
Subject Re: Are you CPR trained? If not would you like to be certified in CPR?

Rick, I usually only have access to a telephone modem so downloading your note took over 45 minutes and still had not completed when I had to disconnect. IF however your subject line here sums up the intent of your idea then I am 100 percent for it. Some time ago I tried to get IBM to take an interest in providing cpr training but found no interest coming from them. It is an extremely valuable and necessary skill which as many of us as possible should have. When I'm working first shift all weekend and doing standbys all night and working all night other nights and overtime I can just feel my heart some times and It is communicating bad things to me. Thanks for your work toward this end. Sincerely, Chris David



Vinnie Mollicone/Atlantic City/IBM
09/03/2005 11:08 PM
This document expires on 12/03/2005

To Rick S Williams/Wilmington/IBM
cc
bcc
Subject Re: Are you CPR trained? If not would you like to be certified in CPR?

Rick,

Sorry, I did get your msg. No I am not, and not interested at this time. A lot of personal issues going on right.

Thanks,

Vinnie

Vinnie Mollicone- System Service Representative
ITS Service Office-4GV Northeast Division-48/ARI
Pager 877 900 6400 PIN 1660000
Cell 732 581 0431
Internet vmollico@us.ibm.com

Rick S Williams/Wilmington/IBM

Rick S Williams/Wilmington/IBM
09/02/2005 06:58 PM

To rswill@us.ibm.com
cc
Subject Are you CPR trained? If not would you like to be certified in CPR?

Regarding the subject line: Ideally IBM would provide and pay for this course. Please let me know your thoughts on this. For those who have responded you need not reply and I apologize for wasting your bandwidth.

Rick Williams, IBM CSR
Graebel Delaware, Ste.,1
Newark, DE 19734
302 388 2797 cell
302 286 6209 warehouse
rswill@us.ibm.com

jen lawson/Mount Laurel/IBM
09/04/2005 01:14 PM
This document expires on 12/04/2005

To Rick S Williams/Wilmington/IBM@IBMUS
cc
bcc
Subject Re: Are you CPR trained? If not would you like to be certified in CPR?

No I am not trained but I would like to be cpr trained.
Thanks
Jennifer Lawson
Rick S Williams

Rick S Williams
09/02/2005 06:58 PM

To: rswill@us.ibm.com
cc: (bcc: jen lawson/Mount Laurel/IBM)
Subject: Are you CPR trained? If not would you like to be certified in CPR?

Regarding the subject line: Ideally IBM would provide and pay for this course. Please let me know your thoughts on this. For those who have responded you need not reply and I apologize for wasting your bandwidth.

Rick Williams, IBM CSR
Graebel Delaware, Ste.,1
Newark, DE 19734
302 388 2797 cell
302 286 6209 warehouse
rswill@us.ibm.com



Anthony Kosteski Jr/Wilmington/IBM
09/04/2005 05:25 PM
This document expires on 12/04/2005

To Rick S Williams/Wilmington/IBM
cc
bcc
Subject Fw: Are you CPR trained? If not would you like to be certified in CPR?

Haven't had a class since '88 it was in the plant (POK,N.Y.) at the time. An update would be great,as long as IBM is paying/providing.

Tony Kosteski-Account SSR
1-302-634-1146
IGS/JPMC

----- Forwarded by Anthony Kosteski Jr/Wilmington/IBM on 09/04/2005 05:22 PM -----

Rick S Williams/Wilmington/IBM
09/02/2005 06:58 PM

To rswill@us.ibm.com
cc
Subject Are you CPR trained? If not would you like to be certified in CPR?

Regarding the subject line: Ideally IBM would provide and pay for this course. Please let me know your thoughts on this. For those who have responded you need not reply and I apologize for wasting your bandwidth.

Rick Williams, IBM CSR
Graebel Delaware, Ste.,1
Newark, DE 19734
302 388 2797 cell
302 286 6209 warehouse
rswill@us.ibm.com

Norman Travis Jr/Camden/IBM

09/04/2005 09:36 PM
This document expires on 12/04/2005

To Rick S Williams/Wilmington/IBM@IBMUS

cc

bcc

Subject Re: Are you CPR trained? If not would you like to be certified in CPR?

yes I would be interested,Norm

Dup



ISABEL STONE/Philadelphia/IBM

09/06/2005 07:32 AM

This document expires on 12/06/2005

To Rick S Williams/Wilmington/IBM@IBMUS

cc

bcc

Subject Re: Are you CPR trained? If not would you like to be certified in CPR?

Yes, I think it's a good idea and would like to get training.
Thanks,

Izzy
Team Lead
4GV/S01
Office:570-754-7110
stonei@us.ibm.com

Michael E Burris/Camden/IBM
09/06/2005 08:16 AM
This document expires on 12/06/2005

To Rick S Williams/Wilmington/IBM@IBMUS
cc ayde@us.ibm.com
bcc
Subject Re: Are you CPR trained? If not would you like to be certified in CPR?

Rick, I apologize for the delay.

Overall I would support your plan and think it is a good idea. Statistics have proven that the 1st response is critical in medical emergencies and the sad fact is that most people, often the first on the scene are ill equipped to provide assistance. I recall a report regarding Seattle, WA where CPR training was made available to all the residents of the city and after 2 years deaths from heart related incidents fell dramatically, because almost everyone knew what to do.

I was CPR and First Aid certified several years ago but have let the certification lapse. I would be a willing participant in the CPR training, even if I had to pay out of my own pocket, if IBM provided the opportunity.

I hope that this helps in your 'project'. Let me know how I can help.

Jeff Swank/Wilmington/IBM

09/06/2005 09:40 AM
This document expires on
12/06/2005

To Rick S Williams/Wilmington/IBM@IBMUS

cc

bcc

Subject Re: Are you CPR trained? If not would you like to be certified in CPR?

Hello Rick,

Thanks for the thought but I have been cpr trained. It was required to graduate High School in 1980.The "woman" isn't trained and refuses, even though she has no life insurance on me. She says she'll call 911 and the neighbors should I fall... makes no sense to me...she's freaky like that and i cant even get her to pull a splinter from my finger.

Jeff Swank

Rick S Williams/Wilmington/IBM

Rick S Williams/Wilmington/IBM

09/02/2005 06:58 PM

To rswill@us.ibm.com

cc

Subject Are you CPR trained? If not would you like to be certified in CPR?

Regarding the subject line: Ideally IBM would provide and pay for this course. Please let me know your thoughts on this. For those who have responded you need not reply and I apologize for wasting your bandwidth.

Rick Williams, IBM CSR
Graebel Delaware, Ste.,1
Newark, DE 19734
302 388 2797 cell
302 286 6209 warehouse
rswill@us.ibm.com



Peter Krause/Wilmington/IBM
09/06/2005 09:13 PM
This document expires on 12/06/2005

To Rick S Williams/Wilmington/IBM
cc
bcc
Subject Re: Are you CPR trained? If not would you like to be certified in CPR?

Rick,

I would love to be CPR certified. Can spouses also take the CPR class?

Peter Krause
SSR / Printer Team Lead
Integrated Technology Services
Phone # (302) 981 8625
pkrause@us.ibm.com



Richard Mayer/Cranford/IBM
09/07/2005 07:14 AM
This document expires on 12/07/2005

To Rick S Williams/Wilmington/IBM@IBMUS
cc
bcc
Subject Re: Are you CPR trained? If not would you like to be certified in CPR?

Rick -

I would be interested in a CPR course. I have been certified in the past and my cards have expired.

Regards;
Richard Mayer

mayerR@us.ibm.com
B/O 4GV Terr H27

Rick S Williams/Wilmington/IBM

Rick S Williams/Wilmington/IBM
09/02/2005 06:58 PM

To rswill@us.ibm.com
cc
Subject Are you CPR trained? If not would you like to be certified in CPR?

Regarding the subject line: Ideally IBM would provide and pay for this course. Please let me know your thoughts on this. For those who have responded you need not reply and I apologize for wasting your bandwidth.

Rick Williams, IBM CSR
Graebel Delaware, Ste.,1
Newark, DE 19734
302 388 2797 cell
302 286 6209 warehouse
rswill@us.ibm.com

Clay Halvorsen/Newark/IBM
09/06/2005 10:32 PM
This document expires on 12/07/2005

To Rick S Williams/Wilmington/IBM
cc
bcc
Subject Re: Are you CPR trained? If not would you like to be certified in CPR?

Rick: I am interested.Clay

Regards: Clay Halvorsen

Rick S Williams/Wilmington/IBM

Rick S Williams/Wilmington/IBM
09/02/2005 06:58 PM

To rswill@us.ibm.com
cc
Subject Are you CPR trained? If not would you like to be certified in CPR?

Regarding the subject line: Ideally IBM would provide and pay for this course. Please let me know your thoughts on this. For those who have responded you need not reply and I apologize for wasting your bandwidth.

Rick Williams, IBM CSR
Graebel Delaware, Ste.,1
Newark, DE 19734
302 388 2797 cell
302 286 6209 warehouse
rswill@us.ibm.com



Jennifer S Furey/Wilmington/IBM
09/07/2005 02:59 PM
This document expires on 12/07/2005

To Rick S Williams/Wilmington/IBM
cc
bcc
Subject Re: Need your Help! re: Draft of Executive Life Saving Project (an internal IBM document) CEs.

Hey Rick this is Great i think we should start this now. Lets do it!

Jennifer Furey
Onsite SSR Astrazeneca
1800 Concord Pike
Wilmington DE, 19850

Rick S Williams



Rick S Williams
08/30/2005 11:27 AM

To: Dave Lorenzetti/Cranford/IBM@IBMUS, Rocco D'Antuono/Piscataway/IBM@IBMUS, Clive P Hawryluk/Cranford/IBM@IBMUS, Gary Cargen/Mount Laurel/IBM@IBMUS, Michael DiPierro/Cranford/IBM@IBMUS, Craig Easton/Cranford/IBM@IBMUS, Jerry Walsh/Cranford/IBM@IBMUS, Chris David/Cranford/IBM@IBMUS, Bob Vercoski/Cranford/IBM@IBMUS, Joseph Van Horn/Cranford/IBM@IBMUS, Tom Schumacher/Cranford/IBM@IBMUS, Rich Robertiello/Cranford/IBM@IBMUS, Jerome Kostus/Cranford/IBM@IBMUS, Chris Mc Cauley/Piscataway/IBM@IBMUS, Clay Halvorsen/Newark/IBM@IBMUS, William R Plummer/Piscataway/IBM@IBMUS, Vinnie Mollicone/Atlantic City/IBM@IBMUS, Denton O Allen/New York/IBM@IBMUS, Ben Baker/Philadelphia/IBM@IBMUS, Braden Caswell/Piscataway/IBM@IBMUS, Scott Caswell/Piscataway/IBM@IBMUS, Earnest Bodine/Cherry Hill/IBM@IBMUS, John Wszelaki/Mount Laurel/IBM@IBMUS, Enrico Sepulveda/Cherry Hill/IBM@IBMUS, Patrick Tull/New York/IBM@IBMUS, Ryan D Daniels/Paramus/IBM@IBMUS, Alfonso Roman/Piscataway/IBM@IBMUS, Winston Leonardo/Piscataway/IBM@IBMUS, Charles D Caruso/Cranford/IBM@IBMUS, Kevin Colonna/Cranford/IBM@IBMUS, Charles Masker/Piscataway/IBM@IBMUS, Sharron L Hoffman/Cherry Hill/IBM@IBMUS, Lewis S Needles/Cherry Hill/IBM@IBMUS, Mike Ferrara/Cherry Hill/IBM@IBMUS, Richard Mayer/Cranford/IBM@IBMUS, Leroy Patience/Philadelphia/IBM@IBMUS, Jen Lawson/Mount Laurel/IBM@IBMUS, Christopher E Holtz/Philadelphia/IBM@IBMUS, Edward Walker/Cherry Hill/IBM@IBMUS, Roy K Egbert/Piscataway/IBM@IBMUS, Matthew Angeleri/Piscataway/IBM@IBMUS, Don H Priest/Piscataway/IBM@IBMUS, Michael C Lutrario/Piscataway/IBM@IBMUS, Michael Dimieri/Piscataway/IBM@IBMUS, Les Miller/Cherry Hill/IBM@IBMUS, Jack Stewart/Cranford/IBM@IBMUS, Carlos Mercado/Philadelphia/IBM@IBMUS, David Bove/Philadelphia/IBM@IBMUS, Joseph G Lieb/Piscataway/IBM@IBMUS, Daniel Chickelero/Cherry Hill/IBM@IBMUS, Willaim Riordan/Paramus/IBM@IBMUS, Richard Parrish Jr/Lawrenceville/IBM@IBMUS, Paul

John Maresca/Philadelphia/IBM

09/08/2005 03:56 PM

This document expires on 12/08/2005

To Rick S Williams/Wilmington/IBM@IBMUS

cc

bcc

Subject Re: Are you CPR trained? If not would you like to be certified in CPR?

Hi Rick,

Yes, I would be interested in CPR (Cardio Pulmonary Resussitation, If I'm not mistaken) certification. I live in Flemington, NJ.

Regards,
John.
Rick S Williams/Wilmington/IBM

Rick S Williams/Wilmington/IBM

09/02/2005 06:58 PM

To rswill@us.ibm.com

cc

Subject Are you CPR trained? If not would you like to be certified in CPR?

Regarding the subject line: Ideally IBM would provide and pay for this course. Please let me know your thoughts on this. For those who have responded you need not reply and I apologize for wasting your bandwidth.

Rick Williams, IBM CSR
Graebel Delaware, Ste.,1
Newark, DE 19734
302 388 2797 cell
302 286 6209 warehouse
rswill@us.ibm.com

ERICH AUERSWALD/Lawrenceville/IBM

09/09/2005 10:14 AM

This document expires on 12/09/2005

To Rick S Williams/Wilmington/IBM@IBMUS

cc

bcc

Subject Re: Second request for help with CPR project.

Thanks but I'm already certified.

Erich



Erminio Foresta/Wilmington/IBM@IBMUS

09/07/2005 03:16 PM

This document expires on 12/09/2005

To Rick S Williams/Wilmington/IBM@IBMUS

cc

bcc

Subject Re: Second request for help with CPR project.

Rick,

This idea is great I interested to get CPR training

Thanks

Erminio Foresta
On site SSR at AstraZeneca
1800 Concord Pike
Wilmington, De 19850
(302) 886 8567
eforesta@us.ibm.com

Rick S Williams/Wilmington/IBM

09/08/2005 08:57 AM

This document expires on 12/08/2005

To rswill@us.ibm.com

cc

bcc

Subject Cad messages relavant to CPR.

Incoming Message

Date / Time: 09/08/2005 08:54 AM
Message Type: CAD
From: 139636 LeVecque, Charlie
Message Text: WELL HECK,MIGHT BE FUN TO BRUISE SOMEONE'S RIBS THEN GET THANKED FOR IT

Incoming Message

Date / Time: 09/08/2005 09:06 AM
Message Type: CAD
From: 627296 Laukaitis, Michael
Message Text: SURE, WHEN, .M

Incoming Message

Date / Time: 09/08/2005 09:09 AM
Message Type: CAD
From: 627296 Laukaitis, Michael
Message Text: YES PUT ME IN,

Incoming Message

Date / Time: 09/08/2005 09:00 AM
Message Type: CAD
From: 759219 Thernlund, Martin
Message Text: HI RICK. RIGHT NOW I'M NOT INTERESTED IN LEARNING CPR, BUT THANKS FOR ASKING. (IF YOU ARE GIVING LESSONS IN THE NEAR FUTURE ABOUT HOW TO JUMP OFF OF BRIDGES, COUNT ME IN B-)) MARTY M50

—

Incoming Message

Date / Time: 09/08/2005 03:26 PM
Message Type: CAD
From: 764142 Van Hise, Dennis
Message Text: YES I WOULD LIKE TO DO CPR TRAINNING DENNIS

+

Incoming Message

Date / Time: 09/09/2005 03:58 PM
Message Type: System
From: 263414 McCauley, Chris
Message Text: CLAY SAYS MOOOOOO

?

Incoming Message

Date / Time: 09/09/2005 03:37 PM
Message Type: CAD
From: 066849 066849 Not Found
Message Text: WHAT CPR MEANS? JAIRO

Incoming Message

Date / Time: 09/09/2005 03:34 PM
Message Type: CAD
From: 733178 Kurinzi, Mitchell
Message Text: CPR? CARDIO PULMINARY RECESSITATION? MITCH

Incoming Message

Date / Time: 09/09/2005 04:44 PM
Message Type: CAD
From: 712312 712312 Not Found
Message Text: GOOD AFTERNOON, YES I WOULD BE VERY INTERESTED IN TAKING A CPR CLASS, CHUCK H23

Incoming Message

Date / Time: 09/09/2005 04:43 PM
Message Type: CAD
From: 066879 Holtz, Christopher E
Message Text: IN LEARNING IT SURE H30

+ +

Incoming Message

Date / Time: 09/09/2005 04:44 PM
Message Type: CAD
From: 880493 Wszelaki, John
Message Text: SORRY I HAV NO INTEREST IN CPR RIGHT NOW. JOHN

- -

Incoming Message

Date / Time: 09/09/2005 04:45 PM
Message Type: CAD
From: 624825 624825 Not Found
Message Text: YES. I AM INTERESTED. PAT H10

+ +

Incoming Message

Date / Time: 09/09/2005 04:49 PM
Message Type: CAD
From: 7A2239 7A2239 Not Found
Message Text: WHAT DO U MEAN CPR? KEVIN

? ?

Incoming Message

Date / Time: 09/09/2005 05:11 PM
Message Type: CAD
From: 601344 Andrews, Robert
Message Text: YES I B INTERESTED. BOB ANDREWS

+ +

Incoming Message

Date / Time: 09/09/2005 05:17 PM
Message Type: CAD
From: 202933 Auerswald, Erich
Message Text: MY CARD IS STILL VALID. LET ME KNOW WHEN YOUR NEXT CLASS WILL BE. ERICH

+ +

Incoming Message

Date / Time: 09/09/2005 05:17 PM
Message Type: CAD
From: 468057 468057 Not Found
Message Text: I AM INTERESTED. ROSE

+ +

Incoming Message

Date / Time: 09/09/2005 05:20 PM
Message Type: CAD
From: 7A2239 7A2239 Not Found
Message Text: WHAT DO U MEAN CPR? KEVIN

Dup Dup

Incoming Message

Date / Time: 09/09/2005 05:25 PM
Message Type: CAD
From: 764047 764047 Not Found
Message Text: NONE AT THIS TIME

– –

Incoming Message

Date / Time: 09/09/2005 05:25 PM
Message Type: CAD
From: 246265 246265 Not Found
Message Text: OKAY, WHAT THIS ALL ABOUT ANYWAY

?

Incoming Message

Date / Time: 09/09/2005 05:30 PM
Message Type: CAD
From: 0A0111 Rodriguez, Miguel
Message Text: HI YES I AM INTERESTED IN CPR. I NEVER GOT TRAINING IN THAT. THANKS MIGUEL K23

+

Incoming Message

Date / Time: 09/09/2005 06:13 PM
Message Type: CAD
From: 7A2239 7A2239 Not Found
Message Text: I M CERTIFIED, THANKS, KEVIN

?

Incoming Message

Date / Time: 09/09/2005 06:22 PM
Message Type: CAD
From: 246265 246265 Not Found
Message Text: YES PLZ, I AM INTERESTED. HOW CAN GET IN ? IMRAN

+

Incoming Message

Date / Time: 09/10/2005 09:47 AM
Message Type: CAD
From: 860846 Marshall, Rick
Message Text: SORRY CAN'T DO CPR TRAIN RITE NOW AS TO BUSY WITH NEW MACH INSTALLS + DON'T HAVE ANY TIME, .RM S06/4GV

—

Incoming Message

Date / Time: 09/10/2005 02:30 PM
Message Type: CAD
From: 911045 Riordan, William
Message Text: I WOULD BE INTERESTED IN CPR CLASS THANKS BILL J01

+

Incoming Message

Date / Time: 09/12/2005 08:18 AM
Message Type: CAD
From: 981918 Carr, Frances
Message Text: CPR TRAINING WOULD B GREAT! FRAN

t

Incoming Message

Date / Time: 09/11/2005 10:03 AM
Message Type: CAD
From: 599981 Parrish Jr, Richard
Message Text: I WOULD BE HAPPY TO TAKE COURSE.J02

t

Incoming Message

Date / Time: 09/12/2005 09:59 AM
Message Type: CAD
From: 549351 549351 Not Found
Message Text: MORNING RICK, YES I HAVE AN INTEREST IN LEARNING CPR. THANKS* BILL JONES (W01)

t

Incoming Message

Date / Time: 09/12/2005 10:23 AM
Message Type: CAD
From: 0A0853 0A0853 Not Found
Message Text: HI, MR. WILLIAMS I'M INTERESTING IN TAKING A COURSE IN CPR, .K32

3

Paving a new path for growth with the CIO Agenda

Article Summary

The CIO Agenda is a new way to help CIOs bring value to their businesses -- and to increase IBM's sales.

In an on demand world, technology doesn't just run certain business applications: it can drive growth and productivity to new levels, and in some cases enable entirely new business models (think of eBay, or IBM's acquisition of Corio). But becoming an On Demand Business requires CIOs to change what was often a largely supportive information technology "function" within companies into a strategic asset that underpins and improves everything the company does.

This evolution in the role of the CIO presents tremendous opportunities for IBM, but requires us to change the relationships and discussions we have with CIOs. The CIO Agenda offers a fresh approach to creating new opportunities and capitalizes on the combined strengths of IGS, BCS and S&D.

100 percent win rate

Originally developed by the services team for the U.S. consumer products industry, the CIO Agenda has harnessed cross-IBM collaboration to improve sales results in IT services, consulting, hardware, and software. Over the last 18 months, the consumer products team grew its "pipeline" of qualified business leads by $3 billion, the percentage of bids where IBM was the sole-source went from zero to fifty percent, and win rates tripled to 60 percent. During the first half of this year, the IGS U.S. consumer products team has had a 100 percent win rate -- signing $770 million in new business.

IGS has been rolling out the CIO Agenda globally, tailoring the content and approach for almost all industries and geographies, and other sales teams have begun to realize similarly successful results. For example, Phil Guido, general manager of the financial services sector in IGS, credits more than $900 million of pipeline growth within the last three months to the CIO Agenda.

"The CIO Agenda is a very effective way to stimulate relationship-building and business development," explains Mark Morin, general manager of strategic outsourcing for IGS. "The approach is to agree upon a sourcing strategy with the CIO -- from insourcing to outsourcing -- based on component business modeling. Only IBM can provide the spectrum of products and services required to implement this strategy."

How it works

The first step to using CIO Agenda is a discussion among the IGS, BCS, and S&D account team leaders to determine which accounts to target for this approach. Once the accounts have been assessed and the most appropriate ones chosen, the IBM sales team, led by an IGS business development executive, prepares and presents a point of view about the demands and pressures on IT in the client's industry as a way to initiate a peer-to-peer dialogue with the CIO. This is not a traditional "product-selling" approach, as Morin points out, "We're not selling anything -- at least not initially. We're sharing a point of view in the context of the client's industry about how they can use IT to help their business achieve its goals. Having that kind of discussion enables us to build a trusted-advisor relationship and shape sales opportunities."

For the CIO Agenda to work, the account team needs to operate collaboratively and bring together the best mix of skills, experience and insight from across IBM. Through this collaborative approach, the team can identify specific client needs and pursue the full range of opportunities for solutions involving software, hardware, and both business and IT services.

Modeling the business of IT

A key element of the CIO Agenda is the Component Business Model for the Business of IT, a new methodology that applies IBM's Component Business Model — the technique of representing an enterprise as a set of unique, non-overlapping components — to the IT function. CBM for the business of IT enables CIOs to understand where their resources are being applied and to determine how well the IT function is aligned with the direction and priorities of the overall business. Like CBM, it creates client value and IBM growth by identifying areas for improvement and by providing a foundation for evaluating alternative sourcing options. Critically, it also addresses the budget squeeze most CIOs are facing by providing a prioritized roadmap for IT investment that can often be "self-funding," so money saved by making improvements in one area can be used to fund the next project.

The industry-specific, component-based approach that has proven so successful with CBM is also resonating with clients who have experienced CBM for the business of IT. A large construction and mining equipment manufacturer commented that they had accomplished more with their senior IT leadership team during a two-day CBM for the business of IT workshop than they had with the last three consulting firms they had engaged.

By helping CIO's develop and implement an agenda that enables their business to succeed -- a core IBM value -- IBM is transforming the relationships we have with clients into the kind of truly strategic partnerships competitors find hard to match.

Resources on how to get started with the CIO Agenda can be found in the right-hand column of this article.

Article published by IBM Global Services.



CIO Agenda Program

Last updated or reviewed on:	30 Mar 2005
Type of information:	*Overview
Contact:	Robin Greenberg
Language:	English
Rating:	Not rated
Location:	*Applies to all
Sector:	*Distribution sector-wide, *Industrial sector-wide, Other production industries, Wholesale Distribution & Services, Healthcare, *Financial Services sector-wide, Chemical & Petroleum, Retail Banks, Government, Aerospace & Defense, Telecommunications, Energy & Utilities Services, Insurance, *Communications sector-wide, *Applies to all, Life Sciences & Pharmaceuticals, Financial Markets, Consumer Products, Retail, Media & Entertainment, Professional Services, *Public sector-wide, Emerging & Competitive Markets, Computer Services, *Other-wide, Electronics, Automotive, Travel & Transportation, Education
Topic:	*Internal programs, processes and support general information
Business:	*Applies to all

Attachment:

The CIO perspective

CIOs are increasingly under siege, confronted with a broad set of business and IT challenges in an environment of difficult budgets, complicated technologies, new onshore/offshore delivery models, requirements to align IT with business priorities and a myriad of other management concerns. As a result, CIOs are hungry for substantive, direct dialogue about ways to address these issues -- particularly when it's supported by a fact-based and forward-thinking discussion.

The CIO Agenda Program: A new way of selling

The CIO Agenda Program is a "breakthrough thinking" sales enablement approach designed to enable IBM sales teams to begin this dialogue and develop a trusted advisor relationship with CIO clients and/or prospects. Using this program, sales team members discover the CIO's unique needs collaboratively with the CIO, rather than adopting the typical "product selling" approach.

The ultimate objective of the CIO Agenda program is to enhance the infrastructure services pipeline by driving SSM steps 1-4 (Build Client Relationships, and Identify, Validate and Qualify Opportunities). A secondary objective of the program is to increase the sales win rate and shorten the sales cycle for infrastructure management and sourcing engagements through earlier participation in the solution shaping process.

These sales objectives are accomplished by proactively establishing a meaningful dialogue with CIOs through a topically relevant, fact-based Point-of-View (PoV) presentation that addresses their unique IT management challenges, and provides a perspective on alternative paths forward.

PLEASE NOTE: The CIO Agenda Program was developed by, and for, Industry Business

Development Executives (BDEs) and is designed to be executed collaboratively with BCS and S&D. It is STRONGLY recommended that appropriate subject-matter experts be engaged to prepare for and execute this program.

Assets and tools

The CIO Agenda program is supported by a suite of assets developed specifically for this effort and tailored for individual industries. These assets -- including a front-end PoV, a client-deliverable white paper, a component-based decision support methodology for the business of IT, education and available SMEs -- are available on the Sales Compass industry learning centers.

Communications Sector

Energy & Utilities CIO Agenda Portal

Media & Entertainment CIO Agenda Portal

Telecommunications CIO Agenda Portal

Distribution Sector

Consumer Products CIO Agenda Portal

Retail CIO Agenda Portal

Travel & Transportation CIO Agenda Portal

Financial Services Sector

Banking CIO Agenda Portal

Financial Markets CIO Agenda Portal

Insurance CIO Agenda Portal

Industrial Sector

Aerospace & Defense CIO Agenda Portal

Automotive CIO Agenda Portal

Chemicals & Petroleum CIO Agenda Portal

Electronics CIO Agenda Portal

Industrial Products CIO Agenda Portal

Public Sector

Government CIO Agenda Portal

Pharma/ Healthcare/ Life Sciences CIO Agenda Portal

Exhibit B

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2006 Proxy Statement pursuant to Rule 14a-8



Office of the Vice President,
Assistant General Counsel and Secretary

New Orchard Road
Armonk, NY 10504

VIA DHL EXPRESS

November 7, 2005

Mr. Dean C. Ferrin
43 Longwood Lane
Clayton, DE 19938

Dear Mr. Ferrin:

I have been asked by Mr. Daniel E. O'Donnell, IBM Vice President and Secretary, to write to you and acknowledge receipt of both your October 24, 2005 letter, including a stockholder proposal, which we received on October 28, 2005 and your amendment to the stockholder proposal dated October 31. 2005, which we received on November 1, 2005. In your October 24 letter you hand wrote that you "have 10 shares of IBM held by Fidelity Investment." Since your submission involves a matter relating to IBM's 2006 proxy statement, and since your submission does not comply with the requirements set forth under applicable regulations, we are sending you this letter under the federal proxy rules to ensure that you understand and comply with all requirements in connection with your submission.

First, please understand that in order to be eligible to submit a proposal for consideration at our 2006 Annual Meeting, Rule 14a-8 of Regulation 14A of the United States Securities and Exchange Commission ("SEC") requires that you must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting. Since I could not confirm your eligibility from your correspondence, I had our stockholder relations department check with Equiserve, our transfer agent, on any IBM stockholdings of record. Unfortunately, Equiserve was not able to confirm your ownership as a stockholder of record. I am therefore now requesting from you proof of your IBM stockholdings, as required under the SEC's rules and regulations, and as fully described for your reference in this letter.

If in fact you are an IBM stockholder of record under an account which we have somehow missed, we apologize for not locating you in our own records. If this is the case, I will need for you to advise IBM precisely how your IBM shares are listed on our records, and to provide the company with a written statement that you intend to continue to hold the requisite amount of IBM securities through the date of IBM's 2006 annual meeting. However, if you are not a registered stockholder, please understand that the company does not know that you are a stockholder, or how many shares you own. In this case, you must prove your eligibility to the company in one of two ways: The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. The second way to prove ownership applies only if you have filed a Schedule 13D (17 C.F.R. §240.13d-101), Schedule 13G (17 C.F.R. §240.13d-102), Form 3 (17 C.F.R. §249.103), Form 4 (17 C.F.R. §249.104) and/or Form 5 (17 C.F.R. §249.105), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company: (A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level; (B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and (C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual meeting.

Please note that all of the required information set forth in this letter must be sent directly to me at the address set forth above within 14 calendar days of the date you receive this request. Thank you for your continuing interest in IBM and this matter.

Sincerely,



Priscilla H.B. Hopkins
Manager
Office of the Corporate Secretary

Exhibit C

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2006 Proxy Statement pursuant to Rule 14a-8

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All services provided by DHL Express are s[...] DHL Terms and Co[...] of Carriage as pub[...] www.dhl-usa.com [...] the DHL Waybill*. DHL liability shall [...] US $100.00. Shipm[...] Protection may be [...] upon request. If th[...] involves an ultima[...] country other than [...] of departure, the W[...] Convention may b[...]

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PLEASE TYPE OR PRINT

1 Sender Account Number: 8937478
Preprint Format No.: 1181086[5]4
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Street Address: NEW ORCHARD RD
City: ARMONK State: NY ZIP CODE (Required): 10504
Sent by (Name/Dept): PH Hopkins Phone (Required): 9144991900

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ABSENT A HIGHER SHIPMENT VALUATION, CARRIER'S LIABILITY IS LIMITED TO $100 PER PACKAGE, OR ACTUAL VALUE, WHICHEVER IS LESS. SPECIAL OR CONSEQUENTIAL DAMAGES ARE NOT RECOVERABLE. SEE TERMS AND CONDITIONS ON REVERSE SIDE OF THIS NON-NEGOTIABLE WAYBILL.

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001 (03/04) S-11

SENDER'S COPY

Place Waybill in this pouch or peel and stick in this area.

DOC (03/04) BL

Exhibit D

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2006 Proxy Statement pursuant to Rule 14a-8

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Current Status	✓ **Shipment delivered.**	View Signature
Delivered on	11/8/2005 11:27 am	
Delivered to	Residence Door	
Signed for by	**LD FD -43 LONGWOOD LN**	What is this?

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Date and Time	Status	Location
11/8/2005 11:27 am	Shipment delivered.	Bridgeville, MD
7:28 am	Arrived at DHL facility.	Bridgeville, MD
2:03 am	Transit through sort facility.	Allentown, PA
11/7/2005 9:07 pm	Departing origin.	Danbury, CT
5:47 pm	Picked Up by DHL.	Shipper's Door

Ship From:
I B M 0017
Armonk, NY 10504
United States

Attention:
I B M 0017

Ship To:
CMI I B M
DE 19938
United States

Attention:
CMI I B M

Shipment Information:
Ship date: 11/7/2005
Pieces: 1
Total weight: 1 lb
Ship Type: Package

Shipment Reference: 10/699
Service: Next Day
Special Service:
Description:

Tracking detail provided by DHL: 11/10/2005, 9:38:27 am pt.

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DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 29, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: International Business Machines Corporation
Incoming letter dated December 5, 2005

The proposal seeks to elect a named individual to the Board of Directors of IBM as its Chairman.

There appears to be some basis for your view that IBM may exclude the proposal under rule 14a-8(f). We note the proponent appears not to have responded to IBM's request for documentary support indicating that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if IBM omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,



Mary Beth Breslin
Special Counsel